 As filed with the Securities and Exchange Commission on [August 13], 1999
                                                  SEC Registration No. 333-68553
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. [4]
                                       To
                                   FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                        ELDORADO ARTESIAN SPRINGS, INC.
                 (Name of small business issuer in its charter)

            Colorado                              2086                            84-0907853
    (State or jurisdiction of         (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

          P.O. Box 445, Eldorado Springs, Colorado 80025 (303)499-1316 (Address and telephone number of principal executive offices and principal place of business)

                               Douglas A. Larson
                        Eldorado Artesian Springs, Inc.
                                  P.O. Box 445
                        Eldorado Springs, Colorado 80025
                                 (303) 499-1316
           (Name, address and telephone number of agent for service)

                                   Copies to:
                           Laurie P. Glasscock, Esq.
                        Chrisman, Bynum & Johnson, P.C.
                             1900 Fifteenth Street
                               Boulder, CO 80302
                                 (303) 546-1300

                                ---------------

                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

   If this Form is filed to register additional securities for an offering according to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed according to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made according to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                               Proposed       Proposed
 Title of each class of                        maximum        maximum      Amount of
    securities to be         Amount to      offering price   aggregate    registration
       registered          be registered      per share    offering price     fee
--------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................   805,000 shares(1)    $6.00(2)      $4,830,000    $1,342.74
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) Includes 105,000 shares issuable upon exercise of the underwriter's over-allotment option.
(2) The proposed maximum offering price per share and the proposed maximum aggregate offering price are computed solely for the purpose of determining the registration fee according to Rule 457 under the Securities Act of 1933. These amounts are determined using a price of $6.00 per share which represents the low end of the range of prices to be determined by Eldorado and the underwriter before the offering. The trading market for Eldorado's common stock is sporadic.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting according to said Section 8(a), may decide.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any state in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such state.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED AUGUST 18, 1999

                       700,000 shares of Common Stock




Expected       $6.00 to   Eldorado bottles and markets natural artesian spring
Offering       $7.00 per  water from a natural spring located in the foothills
Price........  share      of the Colorado Rocky Mountains. Before this
                          offering, Eldorado common stock has traded on the
Proposed                  OTC Bulletin Board. Upon completion of this
Trading                   offering, Eldorado expects that the securities will
Symbol         ELDO       trade on the Nasdaq Small Cap MarketSM.
Nasdaq Small
Cap Market...


The Offering              The offering price information in this table assumes
                          that the option granted to the underwriter of this offering has not been exercised.

                           Per
                          Share   Total
                          ----- ----------
Public Price............  $6.00 $4,200,000
Underwriting discounts..  $0.60 $  420,000
Proceeds to Eldorado
 (before expenses
 payable
 by Eldorado)...........  $5.40 $3,780,000

                                  ----------

This investment involves a high degree of risk and the possibility of substantial dilution. We strongly urge you to read the entire prospectus. You should review the section titled Risk Factors, for a description of the risks involved in Eldorado's business, beginning on page 3 and Dilution, for a description of the dilution to new investors, on page 9, before making any investment decisions.

                                  ----------

The information in this prospectus may be changed. Eldorado may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state in which the offer or solicitation is not permitted.

Neither the SEC or any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                         Mills Financial Services, Inc.

We expect that delivery of the common stock will be made in
                       , on or about       , 1999. The underwriter will receive
an option, exercisable within 30 days after the date of this prospectus, to buy up to 105,000 additional shares of common stock. See the section Underwriting, beginning on page 27, for a more detailed description of the underwriting agreement.

                                [COLOR PHOTO]

                               PROSPECTUS SUMMARY

   This summary highlights some of the information in this prospectus and may not contain all the information that is important to you. We strongly urge you to read the entire prospectus which contains more detailed information about Eldorado, its finances, products and financial statements. All information in this prospectus, unless otherwise shown, assumes no exercise of any outstanding options or warrants. All references to shares of common stock described in this prospectus have been adjusted to give effect to a twelve for one reverse stock split that occurred April 1, 1998. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.

                           ELDORADO ARTESIAN SPRINGS

   Eldorado is a Colorado based company primarily engaged in the bottling and marketing of natural artesian spring water. Over 90 years ago, the artesian springs, which are the source for Eldorado's water, were the center of Eldorado Springs resort where prominent people of the day traveled to "take the waters." Today, the springs, located in the foothills of the Colorado Rocky Mountains, are surrounded by thousands of acres of state and city park land, providing a well protected source. The water is naturally purified as it rises through layers of sandstone under its own artesian pressure. The water is bottled at the source in its natural state and is not chemically treated in any way.

   Eldorado has focused on developing and expanding the business of bottling Eldorado Spring water. Currently, Eldorado's operations consist of its home and commercial delivery business of five and three gallon bottles. In addition, Eldorado also bottles and delivers smaller bottles in sizes of .5 liter, 1.0 liter and 1.5 liter. Bottles used for the smaller packaging are made of polyethylene terephtalate, a premium clear plastic. These bottles are commonly referred to in the beverage industry as PET bottles. Eldorado's PET products have been well received by grocery retailers and these products have earned retail market shares ranging from 3% to 29%, depending on the size of the bottle.

   The demand for bottled water has increased due to concerns with the quality of municipal tap waters, consumer demands for a natural, healthy beverage, and the convenience of the PET segment of the bottled water market. In 1997, the bottled water industry achieved solid growth with wholesale revenues topping $3.9 billion and bottled water consumption reaching nearly 13 gallons a year for an individual consumer. Through 1998, bottled water sales were up nearly 10 percent, providing further evidence of the significant growth remaining in the bottled water market.

   Eldorado's goal is to expand its operations based on the continued success of its PET bottled water products. Eldorado's strategy initially calls for expanding the distribution of its PET products into new markets that are geographically near its Colorado operations. By penetrating new markets for its PET bottled waters, Eldorado expects to solidly increase revenues and earnings. Once Eldorado has achieved its market share goals, it plans to further expand distribution in other regions.

   Our principal business address is 294 Artesian Drive, Eldorado Springs, CO 80025 and our phone number is (303) 499-1316. We began our business in April 1983 as a privately-held Colorado company and merged with Lexington Funding, Inc., a publicly-traded company, in April 1987.

                                   KEY FACTS

Shares to be sold to the public by
 Eldorado.................................. 700,000 shares
Common stock outstanding before offering... 2,995,495 shares
Common stock outstanding after offering.... 3,695,495 shares
Use of proceeds............................ Acquisition of additional water rights, expansion of facilities, marketing programs
                                             and general working capital purposes
Proposed Nasdaq symbol..................... ELDO

   The reference to common stock outstanding before and after this offering in the table does not include a total of 875,000 shares that are reserved for options under Eldorado's 1997 stock option plan or a total of 280,000 shares that are reserved for outstanding warrants. Refer to the section Management-- Stock Option Plan, on page 22, for a more detailed description of Eldorado's stock option plan. Also, the section Description of Securities, beginning on page 25, contains a more complete description of certain warrants that were issued by Eldorado.

                        SUMMARY OF FINANCIAL INFORMATION

   The following table highlights some of the financial and operating information of Eldorado derived from audited financial statements for the fiscal years ended March 31, 1997, 1998 and 1999 and unaudited statements as of and for the three months ended June 30, 1998 and 1999. For more detailed financial and operating information, including the related notes, see the Financial Statements, beginning on page F-1, and Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 10.

                           AS OF AND FOR THE YEAR ENDED     AS OF AND FOR THREE
                                     MARCH 31              MONTHS ENDED JUNE 30
                         -------------------------------- -----------------------
                            1997       1998       1999       1998        1999
                         ---------- ---------- ---------- ----------- -----------
                                                          (UNAUDITED) (UNAUDITED)
Statement of operations
 data:
  Total revenues........ $2,644,521 $3,329,444 $4,036,822  $ 912,692  $1,254,781
  Total operating ex-
   penses...............  2,346,999  3,069,859  3,687,682    854,772   1,178,411
  Earnings before tax-
   es...................    187,214    117,631    217,850     24,428      51,196
  Net income............    124,152     83,228    138,114     17,284      32,766
Earnings per share......        .05        .03        .05        .01         .01
Weighted average of
 number of shares
 outstanding............  2,695,495  2,695,495  2,995,495  2,923,756   2,995,495
Balance sheet data:
  Total assets..........  2,024,414  2,456,721  3,386,374  3,159,220   3,358,504
  Total liabilities.....  1,556,722  1,905,801  2,007,259  1,900,935   1,946,623
  Stockholders' equity..    467,692    550,920  1,379,115  1,258,285   1,411,881

                                  RISK FACTORS

  This investment involves a high degree of risk. You should carefully consider the following risk factors as well as all the information in this prospectus before buying shares of Eldorado's common stock.

 BECAUSE WATER AVAILABLE FOR PRODUCTION MAY BE LIMITED, WE MAY BE UNABLE TO ACQUIRE ENOUGH WATER TO SATISFY DEMAND FOR OUR PRODUCTS AND TO MEET OUR EXPANSION GOALS.

  We do not have the right to use all the water which flows from our springs. Persons downstream from us have water rights which must be satisfied in full before we can use all the water from our springs. If there is not enough water flow from the stream to satisfy the downstream water rights, we would have to stop taking water from our springs. Under Colorado law, we can only avoid a restriction on our use of the water flowing from our springs by acquiring additional sources of water to meet the demands of downstream users. These sources would replace the water we use from our springs and would be used to satisfy the requirements of downstream users. Therefore, unless we are able to obtain replacement water sources to satisfy downstream water rights, our water supply from our springs will be limited. Because we would always only bottle water from our springs and would not use any additional water for our product, we may not have enough water to meet demand for our products or to support our plans to expand our business.

 OUR ABILITY TO EXPAND OUR BUSINESS IS RESTRICTED BECAUSE WE DO NOT HAVE A PERMANENT SOURCE OF REPLACEMENT WATER

  We do not have a permanent source of additional water to replace the water we use from our springs in the event additional water is required to satisfy the water rights of persons downstream from us. We lease rights to additional water on a year-to-year basis. We believe that the lack of a permanent source of replacement water will restrict our ability to implement our plans for increasing our business.

  For more details about our permanent replacement plan, see Use of Proceeds on page 7 and Eldorado and its Business--Strategy on page 15.

 BECAUSE WE ARE SIGNIFICANTLY SMALLER THAN OUR NATIONAL COMPETITORS, WE MAY NOT HAVE THE FINANCIAL RESOURCES AND NAME RECOGNITION TO CAPTURE ADDITIONAL MARKET SHARE.

  We face significant competition in the bottled water industry from national brands which can compete on a lower price basis and often are given premium shelf space from the retailers. The trend in recent years in the bottled water industry has been toward the development of national brands of natural spring water. Barriers to entry increase significantly at the national level because of large marketing and distribution costs associated with getting and maintaining a presence at such distribution levels. In addition, many companies are now bottling water exclusively for retailers. As a result, we face significant hurdles to increasing our market share in the bottled water industry. For more detailed information about our competitors and our competitive strategy, see Eldorado and Its Business--Competition on page 19.

 OUR INVENTORY LEVELS MAY NOT BE SUFFICIENT TO FILL CUSTOMER ORDERS WHICH COULD REDUCE REVENUES AND IMPAIR CUSTOMER RELATIONS

  We maintain a limited amount of finished product inventory. If an event caused our facilities to shut down, even for a short period, we might be unable to fill customer orders, which could reduce revenues and damage customer relations. For more detailed information about our competitors and our competitive strategy, see Eldorado and Its Business--Strategy--Warehouse and Distribution Facility on page 15.

 Because Eldorado's Current Officers and Directors will Continue to Have Majority Control of Eldorado after this Offering, They Will Control Matters Submitted for Shareholder Approval if They Act Together.

  Our officers and directors currently own a total of about 80% of the outstanding shares and after this offering will continue to own 65% of the outstanding shares. These shareholders, individually and as a group, will be able to influence the outcome of shareholder votes, including votes concerning the election of directors and the approval of mergers and other significant corporate transactions. If they act together, our officers and directors will be in a position to control all matters requiring shareholder approval after the offering.

 The Sale of Other Shares of Our Stock May Reduce the Market Price of Your
 Shares

  Sales of substantial amounts of common stock in the public market following this offering could lower the market price of the shares you are purchasing. It is likely that market sales of large amounts of our shares or other shares after this offering, or the potential for those sales even if they do not actually occur, will depress the market price of our shares. We cannot predict the effect that any such sales would have on the then prevailing market price of our shares. See Shares Eligible for Future Sale, on page 26, for a more detailed description of the shares that may be sold into the market in the future.

   After this offering, we will have 988,091 shares of common stock outstanding that will be freely tradable into the public market. The remaining 2,707,404 shares are restricted securities under Rule 144 promulgated under the Securities Act and will become available for resale into the public market as shown on the chart below.

             Percent of
                Total
   Number of   Shares
    Shares   Outstanding   Date Available for Resale Into the Public Market
   --------- ----------- ----------------------------------------------------
      77,000      2%     6 months from the date of this prospectus
   2,298,407     62%     6 months from the date of this prospectus and then
                          subject to resale volume limitations under Rule 144
     408,997     11%     Immediately

 As a Result of This Offering, the Value of Your Shares Will Be Diluted Immediately

  Purchasers of shares in this offering will experience immediate dilution of $4.67 per share or 78% of the offering price of $6.00 per share.

 The Lack of an Established Trading Market and the Underwriter's Limited Experience May Adversely Affect the Price of Your Shares

 You should consider the limited experience of Mills Financial Services, Inc., the underwriter in this offering, in evaluating an investment in the common stock. Mills Financial Services, Inc. was the lead underwriter in one initial public offering finished in 1998. This offering was Mills' only participation in a firm commitment offering. In addition, in 1994, Mills Financial Services, Inc. attempted an initial public offering for another company on a best efforts--minimum or none basis. Mills Financial Services, Inc. was not successful in completing the minimum sales amount and the offering was withdrawn. In addition, Mills Financial Services, Inc. has advised Eldorado that it does not intend to make a market in our shares after the offering. In the event that the underwriter's customers purchase a substantial percentage of this offering, the decision by the underwriter not to make a market may adversely affect the establishment and maintenance of a trading market by other broker-dealers.

  Before this offering there has been a limited and sporadic public market for our common stock. We cannot assure you that a trading market for our shares will exist or be maintained following the offering. You may not be able to resell your shares if an active trading market does not develop. See Price Range of Common Stock, on page 8, for more detailed information about the trading market for our shares.

 YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES IF WE FAIL TO LIST OUR COMMON STOCK ON THE NASDAQ SMALL CAP MARKET BECAUSE OF THE LIMITED TRADING VOLUME ON THE OVER THE COUNTER BULLETIN BOARD OR IF OUR STOCK BECOMES SUBJECT TO THE SEC'S PENNY STOCK REGULATIONS.

  If we cannot maintain the standards for continued listing on the Nasdaq Small Cap Market, our common stock could be subject to delisting. Trading, if any, in our common stock would then be conducted in the over-the-counter market on the OTC Bulletin Board or in what are commonly referred to as the pink sheets. As a result, you may find it more difficult to sell your shares or to obtain accurate quotations as to the price of our shares.

  In addition, if our shares were delisted from the Nasdaq Small Cap Market, our common stock could become subject to the penny stock rules of the SEC. These rules impose additional sales practice requirements on broker-dealers before our stock could be sold to the customers of the broker-dealers. The additional sales practice requirements could materially adversely affect the willingness or ability of broker-dealers to sell our common stock. This would reduce the market liquidity for our shares and therefore adversely affect your ability to sell shares in the secondary market.

 BECAUSE THE OFFERING PRICE WAS ARBITRARILY SET HIGHER THAN RECENT TRADES, THE PRICE OF YOUR SHARES MAY DECREASE AND BE SUBJECT TO VOLATILITY.

  The public offering price of the shares being sold in this offering resulted from negotiations between Eldorado and the underwriter. The price was not based on selling prices in the public market for our common stock as is normally the case with a second offering of stock by a public company. Since the offering price is not based on trading of our common stock, the market for the common stock after the offering may be volatile. In particular, the offering price is not based upon the $2.75 sales price for 300,000 shares in a private offering in April 1998 or upon a recent trading price of our common stock of $1.75 in June 1999. See Underwriting, on page 27, for a description of the factors used to determine the offering price.

 EFFECTS OF THE YEAR 2000 COULD ADVERSELY IMPACT FUTURE BUSINESS

  An assessment of our year 2000 exposure includes an analysis of third party supplier information systems and production facilities to see if they will be able to handle the affects of the year 2000. We have not yet determined if our suppliers have systems that will handle the year 2000 problem. If we decide that any supplier relationship is unsatisfactory based on the supplier's lack of ability to deal with the year 2000 issue, we will look elsewhere for a supplier. No assurance can be made that we will be able to find another supplier with similar terms and pricing. Please see Management Discussion and Analysis of Financial Condition and Results of Operation--Year 2000 Compliance Issues, on page 12, for a more detailed discussion.

                FORWARD-LOOKING INFORMATION AND ASSOCIATED RISKS

   This prospectus contains forward-looking statements, and statements regarding, among other things, our growth strategy, expected trends in the industry in which we operate, water availability and our ability to enter into contracts with distributors. These forward-looking statements are based largely on Eldorado's expectations and are subject to a number of risks and uncertainties, which may be beyond our control. The forward-looking statements included in this prospectus are based on current expectations that involve a number of risks and uncertainties that might negatively affect Eldorado's operating results in the future. Such risks and uncertainties include, but are not limited to, the following:

  . availability of debt and equity financing;

  . interest rate fluctuations;

  . effects of regional economic and market conditions;

  . ability to purchase additional water rights;

  . labor and marketing costs;

  . operating and packaging costs;

  . intensity of competition;

  . legal claims; and

  . the contingencies associated with year 2000 compliance.

   Actual results could differ from these forward-looking statements as a result of the factors described in this prospectus, or other regulatory or economic influences. In light of these risks and uncertainties, we cannot assure that the forward-looking statements in this prospectus will in fact transpire or prove to be accurate.

                             ADDITIONAL INFORMATION

   Eldorado is subject to the reporting requirements of the Securities Exchange Act of 1934 and files quarterly and annual reports, proxy statements and other information with the SEC. Eldorado intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as Eldorado considers appropriate or as may be required by law.

   You may read and copy any materials Eldorado files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may get information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov. Eldorado maintains an internet site at http://www.eldoradosprings.com.

   Eldorado has filed a registration statement on Form SB-2 with the office of the SEC in accordance with the provisions of the Securities Act. This prospectus does not contain all the information included in the registration statement. Certain parts have been omitted as permitted by the registration statement rules and regulations of the SEC. For further information with respect to Eldorado and the offered shares, refer to the registration statement and the accompanying exhibits. Statements in this prospectus concerning the provisions of any document are not necessarily complete and you should refer to the copy of the document for more information filed as an exhibit to the registration statement. The registration statement and the exhibits may be inspected or copied, without charge, from:

     Public Reference Section                Public Reference Section
     Securities and Exchange Commission      Midwest Regional Office
     Judiciary Plaza                     or  500 West Madison Avenue
     450 Fifth Street, NW, Room 1024         Room 1400
     Washington, DC 20549                    Chicago, Illinois 60661-2511.

                                USE OF PROCEEDS

   The net proceeds to Eldorado from the sale of the shares offered in this prospectus will be $3,515,000, assuming a per share offering price of $6.00 and deducting the underwriting expenses and other expenses of the offering estimated at $685,000. We expect that we will use the net proceeds of this offering during the next twelve month period as follows:

                                                            APPROXIMATE
   DESCRIPTION                                             DOLLAR AMOUNT PERCENT
   -----------                                             ------------- -------
   Water rights...........................................  $  680,000    19.3%
   Offsite facilities.....................................     750,000    21.4%
   Onsite improvements....................................     600,000    17.1%
   Marketing expenses
     Advertising fees and broker commission...............     370,000    10.5%
     Media campaign.......................................     200,000     5.7%
     Special events and promotions........................     120,000     3.4%
     Slotting fees and in-store promotions................     315,000     9.0%
     Other marketing expenses.............................     245,000     7.0%
   Additional working capital.............................     235,000     6.6%
                                                            ----------    ----
       TOTAL..............................................  $3,515,000     100%

   This represents Eldorado's present intention with respect to the use of the offering proceeds. Capital requirements or business opportunities, which are not currently expected, could cause management to elect to use proceeds for other general corporate purposes and for other purposes not contemplated at this time. Until we use the net proceeds, we will invest them in money market accounts and short-term certificates of deposit. Management believes that cash flow from operations, together with the net proceeds of this offering, will meet Eldorado's cash requirements for at least the next 12 months.

   If the underwriter exercises its overallotment option, any additional proceeds will be used for working capital and general corporate purposes. See Eldorado and Its Business--Strategy, on page 15, for more detailed information about Eldorado's planned use of proceeds, including specific application of the amounts described above and the time frame over which Eldorado will use the proceeds.

                      DETERMINATION OF THE OFFERING PRICE

   The public offering price of the shares has been determined between Eldorado and the underwriter. Eldorado and the underwriter considered, in addition to prevailing market conditions, Eldorado's historical performance, estimates of the business potential and earnings prospects of Eldorado and an assessment of Eldorado's management.

                          PRICE RANGE OF COMMON STOCK

   Eldorado's common stock is traded in the over-the-counter market on the OTC Bulletin Board. The quotations presented below reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The following table sets forth for the periods shown, the quotations for the common stock:

                                                                    HIGH   LOW
                                                                    ----- -----
CALENDAR 1999
  First quarter through March 31, 1999............................. $3.25 $0.63
  Second quarter through June 30, 1999.............................  2.50  1.06
  Third quarter through August 11, 1999............................  1.75  1.25

CALENDAR 1998
  First quarter through March 31, 1998.............................  2.64  0.48
  Second quarter through June 30, 1998.............................  2.50  0.25
  Third quarter through September 30, 1998.........................  0.75  0.50
  Fourth quarter through December 31, 1998.........................  0.63  0.50

CALENDAR 1997
  First quarter through March 31, 1997.............................   --    --
  Second quarter through June 30, 1997.............................  0.12  0.12
  Third quarter through September 30, 1997.........................  1.08  0.72
  Fourth quarter through December 31, 1997.........................  1.08  0.84

   The latest closing bid quotation of the common stock, as reported by Nasdaq, was $1.75 per share on August 11, 1999. As of August 1, 1999, there were 170 record holders of the common stock, which does not reflect shareholders who own their shares in nominee or street name through their brokers. For the first quarter of 1997, there was no bidding information. For the period June 1, 1997 through July 31, 1998, only one market maker posted quotes for the common stock.

   Eldorado has not paid cash dividends in the past and does not intend to pay cash dividends in the future. Eldorado presently intends to keep earnings for use in its business, with any future decision to pay cash dividends dependent upon Eldorado's growth, profitability, financial condition, and other factors as decided by the board of directors.

                                    DILUTION

   At June 30, 1999, Eldorado had outstanding a total aggregate of 2,995,495 shares of common stock. The aggregate net tangible book value of these shares was $1,210,375 or about $.40 per share. Net tangible book value per share consists of total assets less intangible assets and liabilities, divided by the total number of shares of common stock outstanding.

   The pro forma net tangible book value of the common stock at June 30, 1999 would be $4,926,881, or about $1.33 per share. This gives effect to the sale of 700,000 shares of common stock at an assumed public offering price of $6.00 per share and receipt of the net proceeds of the offering. This represents an immediate increase in pro forma net tangible book value of $0.93 per share to the present shareholders and an immediate dilution of $4.67 per share to the public purchasers. The following table illustrates the dilution which investors participating in this offering will incur and the benefit to current shareholders as a result of this offering:

   Assumed public offering price per share.......................        $6.00
     Net tangible book value per share before offering...........  $0.40
     Increase per share due to offering..........................    .93
                                                                   -----
   Pro forma net tangible book value per share after offering....         1.33
                                                                         -----
   Dilution of net tangible book value per share to purchasers in
    this offering................................................        $4.67
                                                                         =====
   Dilution per share as a percentage of offering................         77.8%

                                 CAPITALIZATION

   The following table sets forth the capitalization of Eldorado as of June 30, 1999, and as adjusted, to give effect to the receipt of the net proceeds of this offering based upon the assumed public offering price of $6.00 per share.

                                                              June 30, 1999
                                                          ---------------------
                                                                         As
                                                            Actual    Adjusted
                                                          ---------- ----------
   Long term debt (including current maturities)......... $1,545,699 $1,545,699
   Stockholders' equity
     Common stock, $0.001 par value; authorized--
      50,000,000 shares; issued and outstanding--
      2,995,495 actual;
      and 3,695,495 as adjusted..........................      2,995      3,695
     Additional paid-in capital..........................    984,656  4,498,956
   Retained earnings.....................................    424,230    424,230
                                                          ---------- ----------
     Total stockholders' equity..........................  1,411,881  4,926,881
                                                          ---------- ----------
     Total capitalization................................ $2,957,580 $6,472,580
                                                          ========== ==========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Results of Operations

Comparison of Three Months Ended June 30, 1999 and 1998

   Revenues: Eldorado's net revenues for the three months ended June 30, 1999 increased $342,089 or 37.5% compared to the same period in 1998. This increase resulted from increased sales volumes to Eldorado's existing customer base as well as from sales to new customers. Five and three gallon product sales generated the majority of the increase in overall revenues compared to the smaller size products. Revenues for the five and three gallon products increased 27.4% for the three month period ending June 30, 1999 versus the same period ending June 30, 1998. Sales of the one gallon products increased 42.4% and sales of the smaller (1.5 liter and less) PET packages increased by 134.9% for the three months ended June 30, 1999 compared to the same period ending June 30, 1998.

   Gross Profit: For the first three months of fiscal 1999, cost of goods sold was $211,605 compared to $123,837 for the same period of fiscal 1998. Gross profit increased 32.2% from $788,855 for the three months ended June 30, 1998 to $1,043,176 for the same period in 1999.

   Operating Expenses: Operating expenses for the three months ended June 30, 1999 increased 32.3% to $966,806 from $730,935 for the same period of fiscal 1998. Salaries and related expenses increased 29.4% to $449,365 for the period ended June 30, 1999 versus $347,276 for the same period of fiscal 1998. Salaries and related expenses are 36% and 38% of sales for the three months ended June 30, 1999 and 1998, respectively.

   General and administrative expenses increased to $196,138 or 15.6% of sales for the three months ended June 30, 1999 compared to $163,186 or 17.9% of sales for the same period ending June 30, 1998. Selling and delivery expenses increased to $243,233 for the three months ended June 30, 1999 versus $156,164 for the same period of fiscal 1998. As a percent of sales, this represents 19.4% and 17.1% for the three months ended June 30, 1999 and 1998, respectively.

   Depreciation and amortization was $78,070 for the three months ended June 30, 1999 compared to $64,309 for the same period ended June 30, 1998. Eldorado added additional bottling equipment and improvements to the plant that increased the amount of depreciation.

   Interest Income (Expense): Interest income decreased from $4,574 for the three months ended June 30, 1998 to $1,697 for the same period ended June 30, 1999.

   Net Income: Eldorado's net income for the first three months of fiscal 1999 was $32,766 compared to $17,284 for the three months ended June 30, 1998. This represents an increase in net income of 89.6% for the three months ended June 30, 1999.

Comparison of Fiscal Years Ended March 31, 1999 and 1998

   Revenues: Revenues for the year ended March 31, 1999 increased 21.3% from the previous year to $4,036,822. This increase resulted from increased sales to Eldorado's existing customer base as well as from sales to new customers. In addition, on October 1, 1998, Eldorado increased the selling price of the five gallon products.

   Gross Profit: The costs of goods sold increased 9.1% for the year ended March 31, 1999 compared to a year earlier. This increase in cost is primarily due to the overall increase in volume. Cost of goods sold represented 13.6% of sales for the year ended March 31, 1999 compared to 15.1% of sales for the year ended March 31, 1998. Eldorado has received more favorable purchasing agreements because of the ability to buy goods in larger volumes.

   Operating Expenses: Operating expenses for the year ended March 31, 1999 increased 22.3%. This overall increase is consistent with the increase in revenues for the year. Salaries and related expenses increased 17.5% for the year ended March 31, 1999. This increase is due to the increase in sales for the year resulting in higher commissions and additional employees. Administrative and general expenses increased 20.3% for the year ended March 31, 1999 consistent with the increase in revenues. Selling and delivery expenses increased 45.8% for the year ended March 31, 1999. Much of the increase in selling and delivery expenses is due to the increased expense for advertising and promotions. Advertising and promotion expenses increased approximately 56% for the year ended March 31, 1999. For the year ended March 31, 1999 advertising and promotion expenses were 8.9% of sales compared to 6.9% of sales for the year ended March 31, 1998. Depreciation and amortization increased 13.3% for the year ended March 31, 1999. This increase is due to the purchase of new equipment over the last year.

   Interest Income (Expense): Interest income for the year ended March 31, 1999 increased to $16,242 from $3,720 for the previous year ended March 31, 1998. This increase is primarily due to the interest on the proceeds from the private placement completed in April 1998. Interest expense increased 3.3% for the year ended March 31, 1999. The increase in interest expense was due to the purchase of additional machinery and equipment.

   Net Income: For the year ended March 31, 1999, income before taxes increased 85.2% to $217,850. Income taxes for the year were $79,736, resulting in net income of $138,114. Net income increased 66.0% from the same period a year ago.

Comparison of Fiscal Years Ended March 31, 1998 and 1997

   Revenues: Revenues increased 25.9% to $3,329,444 for the year ended March 31, 1998 from $2,644,521 for the same period in fiscal 1997. This increase is primarily due to the increased volume of the 5 gallon products to existing customers as well as sales to new customers. Industry averages in the entire bottled water market were up between 9% and 10% in 1997 by trade analysts.

   Gross Profit: Costs of goods sold increased 20.7% from $415,263 in fiscal 1997 to $501,288 in fiscal 1998. This resulted in gross profits of $2,828,156 for fiscal 1998 versus $2,229,258 for fiscal 1997. As a percent of sales, gross profit increased to 84.9%, in fiscal 1998, from 84.3%, in fiscal 1997. This increase is primarily due to the increased sales of the 5 gallon product and the addition of more efficient bottling equipment.

   Operating Expenses: For the fiscal year ended March 31, 1998 total operating expenses were $2,568,571 and for the fiscal year ended March 31, 1997 total operating expenses were $1,931,736, an increase of $636,835 or 33.0%. As a percent of sales, operating expenses increased to 77.2% in fiscal 1998 from 73.1% in 1997. This is primarily due to the increase in advertising and promotional expenses and selling and delivery expenses in nine months for new accounts as well as establishing brand name awareness in the highly competitive bottled water market. Increases in salaries and wages were 32.7% for the year ended March 31, 1998. This increase is due in part to the additional commissions for the new revenues generated. Part of the increase is also due to an across the board pay increase, for all employees, that became effective January 1998.

   Interest Income and Expense: Interest expense increased $31,495 for the year ended March 31, 1998. The increase in interest expense was a result of increased levels of debt acquired to finance additional machinery and equipment. Interest income was not material.

   Net Income: Eldorado's net income decreased from $124,152 in fiscal 1997 to $83,228 in fiscal 1998 due to the previously described operations.

Liquidity and Capital Resources

   Eldorado has a bank line of credit of $500,000 which is due November 3, 1999. The interest rate is calculated at prime plus 0.5% which was 8.25% at March 31, 1999. Interest is payable monthly and the line is collateralized by substantially all of Eldorado's assets. There was no outstanding balance at March 31, 1999.

   Accounts receivable increased 1.9% for the first three months ended June 30, 1999 compared to the same period ending June 30, 1998. This represents 47 days sales in receivables for the three months ended June 30, 1999 versus 54 days sales in receivable for the same period of 1998. Eldorado has implemented new credit policies as well as increasing efforts to collect from customers in a more timely manner. Management believes the investment in receivables should be under 40 days sales outstanding, more in line with industry averages.

   On April 22, 1998, Eldorado completed a private placement of 300,000 shares of common stock at $2.75 per share. Eldorado received proceeds, net of offering costs, of approximately $690,000 from the private placement. In connection with the offering, Eldorado issued to Mills Financial Services, Inc. a warrant to purchase 30,000 shares of common stock at an exercise price of $3.30 per share. In addition, Eldorado issued a warrant to purchase 250,000 shares to Mills at an exercise price of $11.00 per share.

   Eldorado utilized the proceeds of the offering to replace a five gallon bottling line to increase capacity from 160 bottles per hour to 600 bottles per hour. By September 1998, 100% of the bottling equipment was fully utilized. In addition, Eldorado utilized the proceeds to increase advertising and promotional activities.

   On May 19, 1998, Eldorado registered 875,000 shares of common stock pursuant to the 1997 stock option plan. The plan provides for the grant of stock options to employees, directors and consultants. As of June 30, 1999, 504,000 options were outstanding, of which 153,200 are fully vested. Of the options outstanding, 348,000 were issued on May 26, 1998 and 150,000 were issued on December 7, 1998, with an option price of $2.75 per share, and 11,000 were issued on May 1, 1999, with an option price of $4.25, which represents the fair market value at the date of grant. Of the remaining 350,800 options, 37,500 vest in fiscal 2000, 71,900 in 2001, 75,100 in 2002, 79,300 in 2003, 45,000 in
2004, 13,000 in 2005, 14,000 in 2006 and 15,000 in 2007. Options will terminate no later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service.

Year 2000 Compliance Issues

   The year 2000 issue is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date ending in 00 as the year 1900 rather than the year 2000. This could result in system failure of miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

   Currently, our bottling production facilities are not dependent on any computer systems. Therefore, any potential year 2000 problem that Eldorado faces will not affect our bottling lines. Any future purchases of equipment will be analyzed for year 2000 compliance.

   In expectation of potential year 2000 problems, Eldorado has begun to replace and upgrade its management information systems to be year 2000 compliant. We expect to finish this process by the quarter ending September 1999. Eldorado has consultants to coordinate successful system implementation, including testing of year 2000 related problems. Testing for year 2000 compliance will continue throughout 1999. Eldorado presently believes that with successful system conversions, the year 2000 issue will not pose significant operational problems for its systems. However, although Eldorado's new software is designed to be year 2000 compliant, there can be no assurance that it contains all necessary data code changes. The reasonably likely worst case scenario would be that we are unable to complete our planned conversions of our management information systems in a timely fashion. In such case, year 2000 could have a material impact on our operations by requiring us to convert the data to a new system that is year 2000 compliant. The time requirements and cost to do this could be substantial.

   Eldorado expects that assessment, remediation and contingency planning activities for its internal systems will be ongoing through 1999. We currently expect the total cost for these activities to be about $15,000. This total cost estimate does not include replacement of internal software and hardware in the normal course of business. The costs of the project and the date established for completion of year 2000 modifications are based on managements' best estimates. These estimates were derived using many assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those expected. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to locate and correct all relevant computer codes. Eldorado does not currently have any information that would lead it to believe that year 2000 issues relating to its internal systems will have a material adverse impact on Eldorado's financial condition or overall trends in results of operations.

   Eldorado intends to get written verification from its suppliers and major customers regarding their products' year 2000 compliance by September 1999. Third party year 2000 compliance is not within Eldorado's control and we have not yet received compliance information from all of our suppliers. There can be no assurance that the failure by a supplier to achieve year 2000 compliance would not adversely affect us. Based on the information we receive from third party suppliers, we can decide if it will be reliable to continue to do business with the third party. If we decide the relationship is unsatisfactory based on our supplier's inability to deal with the year 2000 issues, our contingency plan would be to have sufficient inventory on hand for a period of time to allow us to look elsewhere for another supplier. No assurances can be made that we will be able to find another supplier with similar terms and pricing.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   During April 1998, Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" was issued. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. SOP 98-5 is not expected to have an impact on Eldorado's financial position or results of operations as Eldorado currently has no such cost capitalized.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 requires all derivatives be recognized as either assets or liabilities in the statement of financial position and requires that those assets and liabilities be measured at fair value. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Early application of all provisions of this statement is permitted but only as of the beginning of any fiscal quarter beginning after issuance of the statement. FAS 133 is not expected to have an impact on the Eldorado's financial position or results of operations as Eldorado has not been involved in derivative activities.

   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards are components of comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Currently, Eldorado's only component, which would comprise comprehensive income, is its results of operations. SFAS 130 is effective for financial statements for periods beginning after December 15, 1997, and requires comparative information for earlier periods to be restated. SFAS No. 130 is required to be adopted for Eldorado's 1999 fiscal year end financial statements and, as a reporting standard, SFAS No. 130 will have no impact on Eldorado's financial position or results of operations.

   In June 1997, FASB issued Statement of Financial Accounting Standards, No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS No. 131), effective for years beginning after December 15, 1997. Statement No. 131 establishes standards for reporting information about operating segments and the methods by which such segments were decided. Currently, Eldorado only has one significant operating segment. Therefore, this pronouncement poses no significant changes in Eldorado's reporting methods.

                           ELDORADO AND ITS BUSINESS

   Eldorado bottles, markets and distributes non-sparkling natural spring water to regional and national customers. Eldorado and the spring are located at the base of a six hundred foot deep canyon in Eldorado Springs, Colorado. The history of Eldorado Springs dates back generations. The property was developed in 1905 as a Colorado resort that attracted famous guests from across the country.

   The artesian springs which are located on Eldorado's property flow from a unique geologic source. The source of Eldorado's water is rain and snow which has fallen on the Continental Divide in the Rocky Mountains and which then passes through multiple geologic formations and aquifers before finally reaching the surface at Eldorado. Due to this circulation process, the resulting spring water is renowned as being from a pure, natural artesian spring.

   In 1983, Messrs. Larson, Sipple and Martin bought the Eldorado Springs property from the founders of the resort. Eldorado operated as a private company until 1986 when it merged with Lexington Funding, Inc. Eldorado has focused on developing and expanding the business of bottling Eldorado Spring water. Eldorado bottles the water at the source in PET bottles and 3 and 5 gallon bottles. Eldorado has expanded the business by focusing its marketing efforts on the 5 gallon delivery business. As this business has grown and gained in profitability, management has had the chance to introduce the PET bottles to grocery retailers and these products have gained significant market shares among the large retail grocery chains. Current retail market shares for Eldorado's PET bottles range from 3% to 29%, depending on the size of the bottle.

   Eldorado has met all FDA requirements for the labeling of its water as natural and bottled at the source. Bottled at the source signifies that the water is pumped directly from the source to the bottling facility. This removes handling and transportation procedures which might lead to contamination. Natural signifies that the chemical composition and mineral content of the bottled water are the same as those at the source. This contrasts with purified water, from which certain chemicals and minerals are removed by filtration.

   Eldorado's goal is to become a leading provider of premium quality bottled water on a national level. Eldorado's strategy includes:

  . increasing sales to existing customers;

  . broadening its current customer base;

  . expanding its product line;

  . establishing distributor relationships;

  . establishing strategic distribution alliances with other national beverage companies.

 Industry Overview

   The bottled water industry is considered by many analysts to be the fastest growing major market in the beverage industry. The bottled water industry has exhibited consistent annual growth over the last twenty years and grew at a rate of 9% to 10% for 1997. According to a major reporter of bottled water statistics, bottled water sales increased to a $3.9 billion dollar business. Along with sales and volume, per person consumption has increased to nearly 13 gallons, up from 11.7 gallons in 1996. Driving the market's growth is the premium PET bottle segment which was up 30% in 1997, accounting for two-thirds of the market's overall growth. In 1981, bottled water consumption represented 1.8% of the U.S. consumption of total beverage sales. In 1997, that percentage had increased to 6.9%. Non-sparkling water comprises over 87% of the U.S. bottled water market and generated $3.4 billion of wholesale sales in 1997. PET bottles sales in 1997 reached $930 million and the segment is expected to double in 3 years.

   The bottled water industry is generally broken down into two segments: sparkling and non-sparkling waters. Non-sparkling waters dominate the industry with an estimated 87% share of total market volume. Non-sparkling water gallonage has in fact realized uninterrupted growth every year since statistics have been kept on the bottled water industry when a major industry analyst began following this market in 1977.

 Strategy

   Eldorado's goal is to expand its operations based on the continued success of its PET bottled water products. Eldorado's plan consists of multiple phases that ultimately are targeted to expand distribution of Eldorado's retail products to regional and national markets. Aspects of Eldorado's strategy, utilizing the proceeds of this offering, include the following:

   Our current production uses about 3,200,000 gallons from the springs. Because we only sell water bottled from our springs, we believe that to implement our business plan, it is necessary for us to acquire water rights which will permit us to use substantially more water from our springs. Therefore, we seek to acquire rights to water which also flows into the same stream system to which our spring water would flow if not bottled by us. By acquiring rights to this additional water, we would increase our right to use our own spring water by close to an equal amount. We have entered into an agreement that provides us the option to buy water that we believe meets these quantity and availability requirements. If we decide to complete this purchase, it will require a cash payment to the seller of $680,000. More detail of this transaction and our other water rights is discussed in Eldorado and Its Business--Water Rights, on page 17.

   Additional Facilities and Improvements. Eldorado has plans to improve its production facilities and increase its production capacity to facilitate expansion into new geographic markets. Over the next two years, plans initially call for remodeling the warehouse and adding additional office space. Additional improvements of the area surrounding the warehouse will modernize the current facilities and services.

   Warehouse and Distribution Facility. Eldorado will need additional off-site warehouse facilities to store raw materials and finished goods awaiting delivery to the regional warehouses of its customers. Within the next two years, Eldorado plans to buy or construct a warehouse in the Denver, Colorado area and relocate the distribution operations to that facility. This would provide Eldorado with the additional warehouse space to accommodate the future growth of the delivery and retail business.

   Plastics Molding Facility--Molds. The second phase of the warehouse facility would be to operate a plastics facility for the PET bottles. This would include the equipment and the molds for the Eldorado brand. This facility can be included into the warehouse/distribution facility. This would provide Eldorado with a more stable supply of the PET bottles and insure availability of the products in the future.

   Marketing Expenses. Eldorado believes that building its brand awareness and consumer loyalty will allow Eldorado to expand distribution. Utilizing the proceeds from the offering, Eldorado intends to hire advertising experts and agencies to establish brand awareness and corporate image through media campaigns and special events. Proceeds will also be used for slotting fees and in-store promotions.

   Enter New Distribution Channels. Eldorado's chance for growth lies in the ability of Eldorado to expand into additional distribution channels. This would involve agreements with distributors in the Colorado area. In addition, Eldorado may try to acquire other companies currently involved in the 5 gallon distribution business. This will allow Eldorado to build brand awareness and consumer loyalty by incorporating current operating procedures and sales strategies into the acquired companies. Any acquisitions will need additional debt or equity financing. At this time, Eldorado has no agreements or understandings to acquire additional companies.

 Consumer Trends

   Much of the demand for bottled water is driven by consumer demand for pure, quality bottled water. The growth in consumption of non-sparkling water is attributed to consumer trends, including increased health and fitness awareness, concerns for municipal tap water quality and demand for convenience and innovative packaging. Generally, bottled water is perceived as being a natural, caffeine and sodium free beverage at a time when more and more consumers are health conscious. These attributes and the increased availability of convenient packaging for natural spring water have contributed to the increase in bottled water consumption. The perception of bottled water has increased the demand for this product. The bottled water industry is considered by many analysts to be the fastest growing major market in the beverage industry.

   The introduction of bottled water in convenience packaging has recently driven the explosive growth of the retail segment of the bottled water market. This market has been driven by manufacturers who have begun bottling their water in smaller, more portable sizes, which are sold at retail and which are intended to fit the active lifestyles of bottled water consumers. Manufacturers have created a new subsegment of the bottled water market that is now growing at a 30% rate for water in 1.5 liters bottles and smaller.

 Consolidation

   The bottled water industry as a whole remains highly fragmented with over 780 companies in the industry. Recent consolidation in the industry has created six large bottled water companies that, when combined, account for roughly 50% of industry sales. These six companies are composed of over 25 different brands of water with no single brand accounting for more than 7.6% of total bottled water sales. Based on 1997 wholesale figures from a major industry analyst, the top 10 companies in the industry range in sales from $1,104 million for Perrier Group to $41 million for AquaPenn which has since been purchased by Dannone.

 Products

   Historically, sales of Eldorado's water have been made by selling 5 gallon bottles of water directly to home and business customers. More recently, Eldorado began selling its water at wholesale to retail grocery food stores with Eldorado's water packaged in smaller, more convenient sizes which are suitable for retail distribution. The products offered by Eldorado and their respective target markets are listed below:

     Product                                            Target market
     -------                                            -------------
     Five gallon bottles and three gallon bottles  Home/commercial delivery
     One gallon bottles                            Retail food stores
     PET consumer packaging                        Retail food stores

 Distribution Channels

   Home/Commercial Delivery Business The delivery market, generally consisting of the delivery of 5 gallon bottles of water to residential and commercial customers, provided the greatest amount of growth for the industry throughout the 1970's and the 1980's. Direct delivery of bottled water to homes and businesses has historically been the focus of Eldorado's business. Eldorado's bottled water delivery business primarily consists of the sale of 5 gallon containers of water to customers who lease water dispensers from Eldorado. Eldorado delivers these 5 gallon bottles directly to customers using its own fleet of trucks. Delivery sales are made primarily in the Denver/Boulder metropolitan area, but also include selected other cities along the front range in Colorado. Currently, Eldorado has about 10,000 active delivery accounts and the delivery business currently accounts for about 80% of Eldorado's revenues.

   PET Packaging/Retail Distribution Business Sales of bottled water through retail grocery outlets has become an increasingly important channel of distribution for bottled water. Historically, retail outlets have sold bottled water in one and two gallon containers. While the delivery segment of the bottled water market was the chief driver of bottled water growth in the 1980's, the 1990's became the decade of the PET bottles sold at retail. In 1994, Eldorado introduced its water packaged in convenient consumer-sized or PET bottles. The first PET product introduced was the 1.5 liter bottle. This product was followed, in 1995, with 1.0 liter and 0.5 liter bottles.

   The sale of Eldorado's artesian spring water in PET bottles consists of the wholesale distribution of PET products to grocery store chains for retail sales located primarily in Colorado. Eldorado uses its own trucks to deliver its PET water products to grocery chain warehouses in the Denver metropolitan area. From there, Eldorado's water is shipped to grocery stores throughout Colorado. In addition, because some of the grocery chains distribution extends beyond Colorado, Eldorado's products are sold in grocery stores which are located in New Mexico, Wyoming, Kansas, Oklahoma and Texas.

   The key retail customers for Eldorado's PET products include Kroger's, the largest grocery chain in Colorado, and Rainbow Natural Foods, one of the largest wholesale food distributors in the state. Eldorado's product is also sold to retail customers at Safeway and Albertsons stores.

 Bottling

   Eldorado's artesian spring water is bottled naturally at Eldorado's bottling facilities located at the source. Eldorado does not chemically treat the water and no chlorine, fluoride, calcium or other minerals or chemicals are added to, and nothing is removed from, the water during the bottling process.

   Eldorado's bottling facilities are located on a portion of about 26 acres of land owned by Eldorado in Eldorado Springs, Colorado. Eldorado's bottling process uses several quality control precautions built in to keep product integrity. The spring water is bacteria free as it emanates from the earth due to the fact that the water is naturally lightly carbonated. The spring water originates 70 feet from the bottling plant and travels through an entirely closed system. Once at the plant, the water passes through a protective filter and an ultra-violet light which is required by local government regulations to safeguard against any contamination. The water is then treated with ozone for further protection against bacteria.

   The bottling process is conducted in a separate, sanitized fill room, where the bottles are filled utilizing a closed system. While still in the fill room, the bottles travel a few inches to the capper where they are sealed with a tamper evident plastic closure. The sealed bottles then exit the fill room and are labeled and date coded. They are then packaged in reshipper cases that are also date/run coded to assist in disaster recall planning. At no time in the bottling process is anything added to or removed from the water so that Eldorado's product is bottled naturally at the source.

   With regard to the bottling process and Eldorado's facilities, it should also be noted that Eldorado recently added significant pieces of new equipment that will increase production efficiencies. Specifically, Eldorado added a new filler/capper, case packer, bottle rinser, 3 and 5 gallon bottle stacker/racker, and bottle sorter to its production line. By adding this equipment, Eldorado expects that it will realize significant labor savings over its previous production cost structure.

 Water Rights

   When Eldorado's founders bought the property in 1983, included in the purchase were certain water rights for Eldorado. These water rights were decreed by the District Court, Water Division No. 1 in Greeley, Colorado, on July 11, 1973. In that decree, the court decided that our water rights would allow us to withdraw water from several points on our property with priority dates ranging from December 1901 to December 1960. At that time, the court also decided that all water from the springs and wells on our property was tributary to the South Boulder Creek stream system. Under Colorado law, we have the right to beneficially use all the water physically available from the springs and wells on our property, if all downstream users with priority dates before ours are being satisfied with water available in the stream system. In the event these downstream users are not being satisfied with water in the stream system, we would have to stop using our water and let it flow downstream, or we could provide replacement water to the stream from an additional source.

   We currently lease water, to be used for replacement purposes, from an organization with other water sources, on an annual basis. That organization then makes water available to the stream system at various locations on behalf of their subscribers as may be needed to replace water being used.

   To remove this year to year uncertainty, we are taking steps to acquire ownership of our own source of replacement water. We have signed an agreement with the owner of a reservoir that gets water from and can return water to the South Boulder Creek stream system. This agreement would allow us to buy water from another source and place it into the reservoir by a pipeline. There the water would be stored in the stream system until needed by downstream users. At that time the owner of the reservoir would release enough water into the stream system to replace what we use. It is expected that these releases would be done at locations on the stream system that would allow for an almost gallon for gallon exchange. We estimate our costs to include about $20,000 per year for operation and upkeep charges and a one time fee of about $500,000 for the operation of the reservoir. Our agreement provides that the $500,000 fee will be paid with $150,000 down and the balance payable in ten equal annual installments, including principal and interest at the rate of 9% per year.

   Under the terms of the agreement, approval of our inclusion within the boundaries of the Northern Colorado Water Conservancy District may be required. It is expected that such approval or denial would be known by December 31, 1999. Our use of this water as a replacement source will also need a decree from the water court. This process requires that we file a request for such decree with the court. Other water users then have time for objections. If any issues or objections remain after negotiations with the objectors, the matter then proceeds to court where, after trial, a decision is made. It is expected that this process could take from 12 to 30 months. We expect to file this request with the water court within ninety days of the determination of our inclusion in the Northern Colorado Water Conservancy District.

   If all district and court decisions are favorable, this new source of water for stream flow replacements could enable us to bottle up to 32 million gallons of water per year without the threat of having to stop operations. We currently bottle about 3,200,000 gallons per year of the spring's annual flow rate of 105,000,000 gallons.

 Marketing

   Eldorado focuses on three major areas in marketing its products: 3 and 5 gallon sales, small PET package product sales, and brand name recognition.

   The 3 and 5 gallon products are sold primarily through the acquisition of new accounts attracted by personal sales representatives strategically located throughout the area at local events. The efforts of this staff are augmented by yellow pages, radio, and occasional television advertisements.

   The smaller packages sold through retail chain stores are effectively marketed by using point of purchase offers or incentives to gain new trial, usually in the form of discounts.

   Eldorado tries to build brand name awareness by sponsoring or participating in many local events. Eldorado Artesian Springs has sponsored the Boulder, Colorado July 4th Fireworks celebration, Eldorado Springs Cancer Research Run, 1999 World Alpine Ski Championship and takes part in many other local events.

 Supplies

   Water bottled by Eldorado comes from springs located on Eldorado's property which have been flowing for many years. Eldorado does not foresee any disruption of its operations as a result of supply problems. Suppliers of the bottles do experience seasonal shortages resulting from resin shortages, which may increase prices. Management has expected these shortages by implementing plans to inventory sufficient safety stocks and not interrupt production.

 Seasonality of Business

   Sales tend to be seasonal in the bottled water business. A 10% to 15% differential in sales is normally experienced between the peak summer months and the low winter months.

 Competition

   There is active competition in the bottled water market. Eldorado's competitors include more diversified companies, having substantially greater assets and larger sales organizations than Eldorado, as well as other small companies. Eldorado competes on the basis of customer service, product quality and price. Management believes that the products' superior taste, competitive pricing and attractive packaging are significant factors in maintaining Eldorado's competitive position.

 Environment

   Eldorado's bottling operations are subject to regulation by the Food and Drug Administration. These regulations are administered by the Colorado Department of Public Health and Environment Consumer Protection Division. An independent, state-approved laboratory conducts weekly product and source bacteriological tests and annual inspections.

   Eldorado is also subject to regulation under the Colorado Primary Drinking Water Regulations and the United States Safe Drinking Water Act. These regulations pertain to the operation of the water utility system owned by Eldorado that services the town of Eldorado Springs. These regulations are also administered by the State of Colorado Health Department Drinking Water Division. Regular periodic testing is also needed for this operation and water is tested by independent labs.

   Additionally, Eldorado operates the company's public swimming pool which is regulated by Colorado. These regulations are administered by the Boulder County health department and require daily testing by Eldorado and periodic inspections by the health department.

 Other Businesses

   Eldorado's principal business is bottling and selling spring water. Eldorado also owns and operates a swimming pool on its property during the summer months. This part of the business accounts for about 2 to 3% of total revenues. Eldorado also owns rental units on the property and supplies water to some of the residential homes in Eldorado Springs. This part of the business accounts for about 2% of revenues. Neither of these businesses represent a significant part of Eldorado's results of operations.

 Employees

   Eldorado employs 47 full-time employees, 2 part-time employees and 14 seasonal employees during the summer resort months.

 Properties

   Eldorado owns about 26 acres of land in Eldorado Springs, Colorado. In addition to real property, wells and springs, and water rights, Eldorado owns a bottling plant, including building and bottling equipment, three buildings with a total of 2,000 square feet of office space, seven single family homes, a mobile home park with a maximum of 12 spaces, and an outdoor swimming pool which are located on the property. Eldorado uses the total production and warehousing space of about 12,000 square feet. Eldorado also leases 14 delivery trucks for use in its delivery business. Most of the buildings were built in the 1950's and improvements have been made over the years to keep the buildings up to current standards. Eldorado's bottling equipment and vehicles are less than ten years old and are in good working condition.

                                   MANAGEMENT

   The following table includes information about the directors and executive officers of Eldorado. Directors serve for one year terms. Each director is also a nominee for election to the board of directors.

                                                                          Tenure as
                                                                         Officer or
   Name                     Age              Position(s)                  Director
   ----                     ---              -----------                 ----------
   Douglas A. Larson*......  44 President and Director                 1986 to present

   Kevin M. Sipple.........  43 Vice President, Secretary and Director 1986 to present

   Jeremy S. Martin........  44 Vice President and Director            1986 to present

   Robert E. Weidler.......  53 Vice President                         1998 to present

   Cathleen M. Collins.....  30 Chief Financial Officer                1998 to present

   George J. Schmitt*......  67 Director                               1998 to present

   Don P. Van Winkle*......  42 Director                               1998 to present

--------
*  Audit Committee Member.

   Douglas A. Larson was a co-founder of Eldorado and has been President of Eldorado since 1991. Mr. Larson's responsibilities include corporate strategy and administration of all operating activities at Eldorado. Before his association with Eldorado, Mr. Larson worked as a stockbroker with Richey-Frankel and Co. from 1981 to 1983 and with B.J. Leonard, Inc. from 1980 to 1981. Mr. Larson holds a Bachelor of Science Degree in Business Finance from the University of Colorado.

   Kevin M. Sipple was a co-founder of Eldorado and has served as Vice President and Secretary of Eldorado since 1991. Mr. Sipple's responsibilities include management of the wholesale products division. In addition, he is also responsible for quality control, testing, source protection and is a licensed Water Plant operator and manages the utility productions. Before his association with Eldorado, Mr. Sipple worked for King Soopers, Inc. from 1972 to 1983, serving in a variety of positions including inventory ordering and control. Mr. Sipple attended the University of Colorado from 1973 to 1977.

   Jeremy S. Martin was a co-founder of Eldorado and has served as Vice President since 1985. Mr. Martin's responsibilities include management of the 5 gallon sales and service business. In addition, he is also responsible for special event promotions and public relations. Before his association with Eldorado, Mr. Martin was an independent distributor for Sunasu International, a nutritional products manufacturer. Mr. Martin holds a Bachelor of Science Degree in Business from the University of Colorado.

   Robert E. Weidler joined Eldorado in 1990 and has served as Production Manager from 1991 to 1998. Currently, Mr. Weidler is Vice President and his responsibilities include inventory management, daily operations for finished goods and conforming to safety and health department standards and other governmental requirements. Mr. Weidler holds a Bachelor of Science Degree in Sociology from Michigan State University.

   Cathleen M. Collins joined Eldorado in 1990 and has served as Assistant Treasurer from 1991 to 1998. Currently, Ms. Collins is Chief Financial Officer and her responsibilities include the procurement of financing for growth of operations of Eldorado as well as overseeing the accounting functions for Eldorado, including the annual audit and corporate reporting. Ms. Collins holds a Bachelor of Science Degree in Economics and a Masters of Business Administration from the University of Colorado.

   George J. Schmitt has been a director of Eldorado since December 1998. From 1968 to 1996, Mr. Schmitt was CEO and President of Hinckley & Schmitt Bottled Water Group. Mr. Schmitt was a founding member of the American Bottled Water Association, now called the International Bottled Water Association, in 1959 and was inducted into the Industry Hall of Fame in 1991. Mr. Schmitt is a director of Eureka Bottled Water Co. and National Fuel Corporation. Mr. Schmitt holds a Bachelor of Arts degree from Dartmouth.

   Don P. Van Winkle has been a director of Eldorado since December 1998. From 1996 to present, Mr. Van Winkle has served as President and CEO of Van Winkle's IGA, a family owned six store retail supermarket chain in New Mexico. From 1991 to 1996, he resided in Colorado where he provided contract chief financial officer and advisory services to a wide range of companies including Eldorado. From 1980 to 1991, Mr. Van Winkle was a corporate banker with the two largest Colorado based bank holding companies, formerly United Banks and First National Bancorporation. Mr. Van Winkle is a director of The Great Divide Brewing Company in Denver, Colorado and Fresh Produce Sportswear, Inc. in Boulder, Colorado. He holds a Bachelor of Science Degree in Finance from New Mexico State University.

Committee of the Board of Directors

   The board of directors has elected Messrs. Larson, Schmidt and Van Winkle as the audit committee which will serve until the next annual meeting. Among other functions, the audit committee will make recommendations to the board of directors regarding the selection of independent auditors. The committee will also review the results and scope of the audit and other services provided by Eldorado's independent auditors. In addition, the committee will review Eldorado's financial statements and review and evaluate Eldorado's internal control functions.

Compensation of Outside Directors

   Each outside director receives compensation totaling $1,000 for each annual or special meeting of the board he attends in person or by qualified electronic means. In addition, each outside director will receive compensation totaling $500 for each committee meeting he attends in person or by electronic means. On December 7, 1998, Eldorado granted a total of 150,000 ten-year options to its outside directors which are exercisable at $2.75 per share. Assuming the outside directors remain directors of Eldorado, the options vest at the rate of 25% each year beginning one year after the date of grant.

   In addition, if Eldorado engages an outside director as an independent consultant, for such duties and responsibilities as the president determines, the outside director will be compensated at the rate of $150 per hour, plus nominal travel expenses as agreed upon if needed.

   There are no family relationships between any directors or executive officers of Eldorado.

Summary Compensation Table

   The following table sets forth the compensation of Eldorado's President, Douglas A. Larson, for the fiscal years ended March 31, 1997, 1998 and 1999 No executive officer receives annual compensation in excess of $100,000 per year.

                              Annual Compensation

                                                                    Other Annual
   Name and Principal Position                   Year Salary  Bonus Compensation
   ---------------------------                   ---- ------  ----- ------------
   Douglas A. Larson, President................. 1999 $77,759  --     $13,107
                                                 1998  66,832  --       9,848
                                                 1997  71,524  --       4,690

   Other annual compensation in the table above includes, for the fiscal year ended March 31, 1999, $5,616 for annual health care premiums, $2,333 for a 3% match for all contributions to the 401(k) plan and $5,158 for a car allowance.

   In 1992, Eldorado went through a restructuring of debt. The lender offering the debt would not assume all corporate debt outstanding. To finish the restructuring, a part of Eldorado's debt was replaced by Mr. Larson, who assumed this obligation personally and his salary was increased from 1992-1997 to cover the cost of the note.

Stock Option Plan

   On September 10, 1997, Eldorado adopted a stock option plan which set aside 875,000 shares for the grant of stock options. Of this amount, no more than 300,000 non-statutory options may be granted in the one year after the completion of this offering. The remaining 575,000 options will be granted as incentive stock options issued at 100% of fair market value on the date of grant. There is no limit on the number of incentive stock options that may be granted during the one year after the completion of this offering. The stock option plan is administered by the board of directors.

   All officers, employees and directors of Eldorado and any subsidiaries are eligible to receive options under the stock option plan. The stock option plan will terminate by its terms on September 10, 2007, and may be terminated at any time by the exercise of all outstanding options.

   Options granted may be exercisable for up to ten years. If any options granted under the stock option plan expire, terminate or are canceled for any reason without having been exercised in full, shares reserved for those options will again be available for the purposes of the stock option plan. The purchase price of the common stock under each option will not be less than the fair market value of the common stock on the date on which the option is granted. The option price is payable either in cash, by the delivery of shares, or a combination of cash and shares.

   Options will be exercisable immediately, after a period of time or in installments at the discretion of the board of directors. Options will terminate no later than the expiration of ten years from the date of grant, or will terminate due to the end of service. Where termination of service is due to retirement or death, options may be exercised for an additional period of time following such termination of service. Otherwise, the option may be exercised only while the employee remains in the employ of Eldorado or one of its subsidiaries.

   As of June 30, 1999, 504,000 options were outstanding, of which 153,200 are fully vested. Of the options outstanding, 343,000 were issued on May 26, 1998 and 150,000 were issued on December 7, 1998, with an option price of $2.75 per share, and 11,000 were issued on May 1, 1999, with an option price of $4.25 per share, which represents the fair market value at the date of the grant as determined by the board of directors. Of the remaining 350,800 shares, 37,500 vest in fiscal 2000, 71,900 in 2001, 75,100 in 2002, 79,300 in 2003, 45,000 in
2004, 13,000 in 2005, 14,000 in 2006 and 15,000 in 2007. Options will terminate no later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service. Eldorado will not grant options in excess of 15% of its outstanding shares for the one year period after the closing of this offering.

Profit Sharing Plan

   Eldorado has adopted a 401(k) profit sharing plan for its employees. Employees become eligible to participate in the plan once they have completed one year of service and have reached 21 years of age. Contributions by Eldorado and the employees vest immediately. Eldorado matches 100% of employee contributions, up to 3% of employee gross pay. Eldorado matched approximately $24,000 during the year ended March 31, 1999 and $13,000 during the year ended March 31, 1998. No profit sharing contributions were approved by the board of directors for the years ended March 31, 1999 and 1998.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information known to Eldorado regarding the beneficial ownership of Eldorado's common stock at the date of this prospectus and adjusted to reflect the sale of the common stock offered in this prospectus. The table includes:

     -- each person known by Eldorado to beneficially own more than 5% of Eldorado's common stock;

     -- Eldorado's directors; and

     -- the officers and directors of Eldorado as a group.

                                                          Percent Owned
                                                   ---------------------------
                                                    Number    Before   After
   Name and Address of Beneficial Owners           of Shares Offering Offering
   -------------------------------------           --------- -------- --------
   Kevin M. Sipple ...............................   763,674   25.4%    20.6%
   43 Fowler Lane
   Eldorado Springs, CO 80025

   Douglas A. Larson .............................   775,073   25.9%    21.0%
   12 Baldwin Circle
   Eldorado Springs, CO 80025

   Jeremy S. Martin...............................   771,060   25.7%    20.9%
   2707--4th Street
   Boulder, CO 80302

   George J. Schmitt..............................         0    --       --
   11 Castle Pines North
   Castle Rock, CO 80104

   Don P. Van Winkle..............................         0    --       --
   1600 Indian Wells
   Alamogordo, NM 88310

   All Officers and Directors as a Group, 7
    persons....................................... 2,401,807   80.2%    65.0%

--------

   Mr. Larsons's shares include options to buy 9,200 shares held by his spouse. The shares owned by all officers and directors as a group include options to buy 46,000 shares each, held by Ms. Collins and Mr. Weidler.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   During the three years ended March 31, 1999, there were no transactions in which the amount involved exceeded $60,000 between Eldorado and any director, executive officer, any security holder known to own more than 5% of Eldorado's stock, or any immediate family member of any of the foregoing persons.

   All future material affiliated transactions and loans, and any forgiveness of loans, must be made or entered into on terms that are no less favorable to Eldorado than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of Eldorado's independent directors who do not have an interest in the transactions and who had access, at Eldorado's expense, to Eldorado's or independent legal counsel.

                               LEGAL PROCEEDINGS

   Eldorado is not involved in any material legal proceedings.

                        HISTORY OF SECURITY PLACEMENTS

12 for 1 Reverse Stock Split

     In February 1998, Eldorado's board of directors approved a 12 for 1 reverse stock split. This reverse stock split was submitted to shareholder vote in March 1998, and was effective on April 1, 1998.

Historical Stock Issuances

     The founders of Eldorado operated the company as a private company from April 1983 until April 1987 when it was merged into Lexington Funding, Inc. Lexington Funding, Inc. was organized for the primary purpose of seeking selected mergers or acquisitions with a small number of business entities expected to be private companies, partnerships or sole proprietorships. Before April 1987, the primary activity of Lexington Funding, Inc. was directed to organizational efforts and getting initial financing. Lexington Funding, Inc. sold 208,333 shares of its $.001 par value common stock at $1.20 per share for total proceeds of $250,000 in a public offering which closed on December 17, 1986.

     Lexington Funding, Inc. acquired all the shares of Eldorado through a stock exchange. According to the merger of Eldorado and Lexington, Eldorado shareholders received an aggregate of 2,340,000 shares of Lexington Funding, Inc.'s common stock, representing 90% of the outstanding shares of Lexington Funding, Inc. after the acquisition. The number of shares of stock exchanged in the acquisition was determined through arms-length negotiations. In June 1988, Lexington changed its name to Eldorado Artesian Springs, Inc.

1998 Private Placement

     In April 1998, Eldorado closed on a private placement of 300,000 shares of its common stock, at $2.75 per share, to accredited investors through Mills Financial Services, Inc. Gross proceeds from the private placement were $825,000. Of the net proceeds of $690,000, $662,000 was applied to:

   --  purchase of machinery and equipment--$250,000;

   --  PET distribution expenses--$150,000;

   --  working capital--$112,000; and

   --  an escrow for public offering expenses--$150,000.

                           DESCRIPTION OF SECURITIES

General

   Eldorado is authorized to issue 50,000,000 shares of common stock, $0.001 par value. As of the date of this prospectus and before the closing of this offering, 2,995,495 shares of common stock were issued and outstanding. The outstanding common stock is fully paid and non-assessable.

Common Stock

   The holders of common stock are entitled to one vote per share. No cumulative voting is required or permitted. Therefore, the holders of a majority of shares voting for the election of directors can elect all directors, if they vote the same, and the remaining holders will not be able to elect any directors.

   Holders of common stock are entitled to receive such dividends, if any, as the board of directors may from time to time declare, out of funds Eldorado has legally available for the payment of dividends. Holders of the common stock are entitled to share pro rata in any dividends declared. It is not expected that dividends will be paid in the near future. Future dividend policy will depend upon conditions existing at that time, including Eldorado's earnings and financial condition.

   Upon liquidation, dissolution or winding-up of Eldorado, stockholders are entitled to receive pro rata all the assets of Eldorado available for distribution to stockholders. Stockholders of Eldorado do not have preemptive rights or other rights to subscribe for or buy any stock, options, warrants or other securities offered by Eldorado.

Warrants

 1998 Warrants

   In connection with the 1998 private placement, Eldorado issued to Mills Financial Services, Inc., for a price of $100.00, a warrant to buy 250,000 shares of common stock at an exercise price of $11.00 per share. The warrant will be exercisable at any time after October 22, 1999, but no later than April 22, 2003. The warrant provides for a single demand right of registration for the shares underlying the warrant. It also provides for additional rights to register the underlying shares on registration statements filed by Eldorado.

   In connection with the 1998 private placement, Eldorado issued to Mills Financial Services, Inc. for a price of $100, a warrant to buy 30,000 shares of common stock at an exercise price of $3.30 per share. The warrant will be exercisable at any time after October 22, 1999, but no later than April 22, 2003. The warrant provides for a single demand right of registration for the shares underlying the warrant. It also provides for additional rights to register the underlying shares on registration statements filed by Eldorado.

 Representative's warrant

   Eldorado has agreed to issue, for $700, a warrant entitling the underwriter to buy shares of Eldorado's common stock in an amount equal to 10% of the shares sold in this offering, not including any shares sold according to the over-allotment option. The warrant is exercisable at 165% of the public offering price, in whole or in part, between the first and fifth anniversary dates of the effective date of this offering. The warrant exercise price is subject to customary anti-dilution provisions. At any time during the exercise term, the holders of a majority of these securities shall have the right to require Eldorado to prepare and file one registration statement covering all or any part of the securities. In addition, for a period of five years after the effective date of the registration statement relating to this offering, the holders of these securities have unlimited registration rights to include their shares in an offering by Eldorado.

Transfer Agent and Warrant Agent

   Corporate Stock Transfer, Inc. has been appointed registrar and transfer agent for the common stock and the warrant agent for the warrants.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of the offering, Eldorado will have 3,695,495 shares of common stock outstanding or 3,800,495, if the over-allotment option is exercised in full. Of these shares, 988,091 will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended, unless held by affiliates of Eldorado. If the over-allotment is exercised, 1,093,091 shares will be freely tradeable. All the remaining 2,707,404 shares will be restricted securities as that term is defined in Rule 144 published under the Securities Act, and may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 published thereunder.

   In general, under Rule 144 a person who has beneficially owned his shares for one year, may sell in the open market within any three-month period a limited number of shares. The shares sold may not exceed the greater of 1% of the outstanding shares of Eldorado's common stock, or the average weekly trading volume in the common stock during the four calendar weeks before such sale. One percent of the outstanding shares will be about 36,955 shares or 38,005 shares if the over-allotment option is exercised in full. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about Eldorado. A person who is considered not to be an affiliate of Eldorado and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k). Rule 144(k) provides that shares may be sold without regard to the volume limitations or certain other restrictions of Rule 144. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an affiliate of Eldorado.

   Of the 2,707,404 restricted shares currently outstanding, a total of 2,298,407 shares are held by Douglas A. Larson, Kevin M. Sipple, and Jeremy S. Martin, officers and directors of Eldorado or their affiliates. Messrs. Larson, Sipple and Martin and certain other employees holding options which are exercisable right now, entered into agreements not to sell any shares for a period of six months following the date of this prospectus. Shares may be sold according to privately negotiated transactions or by the exercise of stock options. As affiliates of Eldorado, Messrs. Larson, Sipple and Martin will be further subject to the volume limitations of Rule 144(e)(1) with respect to any such sales. Of the restricted shares outstanding, 108,997 shares were acquired from Eldorado by non-affiliates more than two years before the date of this prospectus. The balance of 300,000 of the restricted shares were acquired from Eldorado by non-affiliates in April 1998, and are therefore now eligible for sale under Rule 144(e)(2) subject to certain volume restrictions. The underwriter has no plans, proposals, arrangements or understanding regarding waiver of the lock up agreements. Additionally, 875,000 shares of Eldorado's common stock are reserved for issuance under Eldorado's stock option plan, of which 504,000 are outstanding. Of the 504,000 options outstanding, 52,000 options are immediately exercisable and saleable and 101,200 shares are restricted for sale for six months after the completion of this offering.

   Future sales of substantial amounts of common stock in the public market, or the availability of such shares for future sale, could impair Eldorado's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices for Eldorado's stock.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement, the underwriters named below, through their representative Mills Financial Services, Inc., have each agreed to buy from Eldorado the number of shares of common stock shown opposite their names below:

                                                                         Number
                                                                           of
      Underwriters                                                       Shares
      ------------                                                      --------
   Mills Financial Services, Inc. .....................................
                                                                        --------
     Total ............................................................
                                                                        --------

   The underwriting agreement provides that the duty of the underwriters to buy the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to buy all the shares, except those covered by the over-allotment option described below, if they buy any of the shares.

   The underwriters propose to offer some of the shares to the public, at the public offering price shown on the cover page of this prospectus, and some of the shares to certain dealers at the public offering price less a concession of not more than $0.35 per share. After the initial public offering, the offering price and other selling terms may be changed by Mills Financial Services, Inc., the representative of the underwriters.

   Eldorado has granted to the underwriters an over-allotment option, exercisable not later than 30 days after the date of this prospectus, to buy up to 105,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this over-allotment option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter will be obligated, subject to certain conditions, to buy a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   The following table shows the underwriting discount to be paid to the underwriters by Eldorado in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to buy additional shares to cover over-allotments.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per share.................................................. $   0.60 $   0.60
   Total...................................................... $420,000 $483,000

   Eldorado has agreed to pay to Mills Financial Services, Inc., a non-accountable expense allowance of 3% of the gross proceeds received by Eldorado from the sale of the shares. A total of $90,000 has been paid as of the date of this prospectus. If the underwriter does not complete this offering, it is required to repay Eldorado all funds advanced, except for out-of-pocket expenses actually incurred for the offering and accounting for by the underwriter. The following table shows the amount of the non-accountable expense allowance to be paid, assuming both no exercise and full exercise of the underwriters' over-allotment option to buy additional shares to cover over-allotments.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Total allowance............................................ $126,000 $144,900

   At the closing of this offering, and subject to the terms and conditions of the underwriting agreement, Eldorado has agreed to sell to Mills Financial Services, Inc. for $700, a representative's warrant. The warrant grants to Mills Financial Services, Inc. the right to buy up to 70,000 shares at a price equal to 165% of the public offering price. The representatives's warrant may be exercised for a four-year period beginning one year from the date of this prospectus. For a period of one year from the date of this prospectus, the representative's warrant will be restricted from sale, transfer, assignment or hypothecation, except to officers of Mills Financial Services, Inc., other underwriters or their officers. The representative's warrant will also contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares which may be bought upon exercise upon the occurrence of certain events. The representative's warrant also provides for a one-time right to require Eldorado, at its expense, to register with the SEC the shares bought upon exercise of the representative's warrant. Also the representative's warrant provides the right to request that the shares bought upon exercise of the representative's warrant be included in certain registration statements, if any, filed by Eldorado with the SEC to register other shares. Each of these registration rights will be exercisable during the four-year period beginning one year from the date of this prospectus and terminating five years from the date of this prospectus.

   Eldorado has also agreed that Mills Financial Services, Inc. will have a right of first refusal for three years from the date of this prospectus. Mills Financial Services, Inc. will have the right to manage, underwrite or buy any securities sold by Eldorado or, subject to certain exceptions, sold by 10% shareholders of Eldorado. Eldorado may cancel this right of first refusal upon the payment of $21,500 to Mills Financial Services, Inc.

   Eldorado has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   Eldorado's officers and directors and certain other persons have agreed that, for a period of 180 days from the date of this prospectus, they will not sell or otherwise dispose of their shares of common stock of Eldorado. Mills Financial Services, Inc., in its sole discretion, may release any of the common stock subject to these lock-up agreements at any time without notice.

   Mills Financial Services, Inc., has advised Eldorado that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   In April 1998, Mills Financial Services, Inc. acted as placement agent in the sale, by Eldorado, of 300,000 shares of common stock at $2.75 per share. As compensation for its service as placement agent, Mills Financial Services, Inc. received $82,500 in commissions and a non-accountable expense allowance of $24,750. In addition, Mills Financial Services, Inc. received a warrant to buy 30,000 shares of Eldorado common stock at $3.30 per share, subject to adjustment under certain circumstances. In addition, on April 22, 1998, Mills Financial Services, Inc. bought from Eldorado, for $100, a warrant to buy 250,000 shares of common stock at $11.00 per share, subject to adjustment under certain circumstances. These warrants are exercisable from October 22, 1999 through April 21, 2002, and contain certain rights of registration. Also, on April 22, 1998, in connection with a consulting agreement with Eldorado dated September 10, 1997, Mills Financial Services, Inc. received $25,000 in compensation for providing investment banking services to Eldorado.

   Before this offering, there has been only a sporadic public market for Eldorado's common stock. Consequently, the public offering price was decided by negotiation between Eldorado and Mills Financial Services, Inc. Among the factors considered in determining the public offering price were:

     -- prevailing market conditions;

     -- Eldorado's results of operations in recent periods;

     -- the present stage of Eldorado's development;

     -- estimates of Eldorado's business potential; and

     -- the current condition of the bottled water industry.

   In connection with this offering, certain underwriters, but not Mills Financial Services, Inc., and selected dealers may engage in transactions that stabilize, maintain or otherwise affect the market price for the common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Rule 104 provides that such persons may bid for or buy shares of common stock for the purpose of pegging, fixing or maintaining the price of the common shares.

   The underwriters also may create a short position for the account of the underwriters by selling more shares of common stock in connection with this offering than they are committed to buy from Eldorado. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to Mills Financial Services, Inc. In addition, Mills Financial Services, Inc., on behalf of the underwriters, may impose penalty bids under contractual arrangements with the other underwriters. Under these arrangements, Mills Financial Services, Inc. may reclaim from an underwriter, or selected dealer for the account of the other underwriters, the selling concession with respect to shares of common stock that are distributed in this offering but subsequently bought for the account of the underwriters in the open market. Any of the transactions described in this paragraph and the preceding paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are needed, and, if they are undertaken, may be discontinued at any time.

   The expenses of the offering, other than underwriting discounts and non-accountable expense allowance, are shown below:

   SEC Registration Fee............................................... $  1,342
   NASD Filing Fee....................................................      983
   Nasdaq Small-Cap Listing Fee.......................................   10,000
   Accounting Fees and Expenses*......................................   25,000
   Printing and Engraving*............................................   35,000
   Legal Fees and Expenses*...........................................   50,000
   Blue Sky Fees and Expenses*........................................   15,000
   Transfer Agent and Registrar Fees*.................................    1,000
   Other Expenses*....................................................      675
                                                                       --------
     Total............................................................ $139,000

--------
*Estimated

   Mills Financial Services, Inc. has previously taken part as lead underwriter in one initial public offering on a firm commitment basis. This initial public offering was finished in May 1998. Accordingly, Mills Financial Services, Inc. has limited experience as manager or underwriter of public offerings of securities. In addition, Mills Financial Services, Inc. is a small firm and does not intend to take part as a market maker in the shares. No assurance can be given that any broker-dealer will become or continue to be a market maker in the stock.

                   COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Eldorado according to its bylaws, or otherwise, Eldorado has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore, is unenforceable. If a claim for indemnification against such liabilities (other than the payment by Eldorado of expenses incurred or paid by a director, officer or controlling person of Eldorado in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Eldorado will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 LEGAL MATTERS

   The legality of the shares offered in this prospectus, will be handled for Eldorado by Chrisman, Bynum & Johnson, P.C.

                                    EXPERTS

   The financial statements of Eldorado as of March 31, 1999 and the years ended March 31, 1999 and 1998 have been included in reliance upon the report of Ehrhardt Keefe Steiner & Hottman, P.C., independent certified public accountants, as given upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the three months ended June 30, 1999 and 1998, the independent certified public accountants have not reviewed or audited such financial information and have not expressed an opinion or any other form of assurance with respect to such financial information.

                        ELDORADO ARTESIAN SPRINGS, INC.

                       INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... F-2

Financial Statements

  Balance Sheets........................................................... F-3

  Statements of Operations................................................. F-4

  Statement of Stockholders' Equity........................................ F-5

  Statements of Cash Flows................................................. F-6

Notes to Financial Statements.............................................. F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Eldorado Artesian Springs, Inc.
Eldorado Springs, Colorado

   We have audited the accompanying balance sheet of Eldorado Artesian Springs, Inc. as of March 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended March 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eldorado Artesian Springs, Inc. at March 31, 1999, and the results of its operations and its cash flows for the years ended March 31, 1999 and 1998 in conformity with generally accepted accounting principles.

                                          Ehrhardt Keefe Steiner & Hottman PC

May 5, 1999
Denver, Colorado

                        ELDORADO ARTESIAN SPRINGS, INC.

                                 BALANCE SHEETS

                                                         March 31,   June 30,
                                                            1999       1999
                                                         ---------- -----------
                                                                    (Unaudited)
                 ASSETS (Notes 3 and 4)
                 ----------------------
Current assets
  Cash.................................................. $  361,439 $  354,035
  Accounts receivable (Note 2)
    Trade--net..........................................    615,969    627,963
    Other...............................................     16,326     14,279
  Inventories...........................................    205,264    184,085
  Prepaid expenses and other............................     33,106     26,871
  Deferred income taxes (Note 5)........................     18,169     18,169
                                                         ---------- ----------
      Total current assets..............................  1,250,273  1,225,402
                                                         ---------- ----------
Property, plant and equipment--net (Note 2).............  1,773,327  1,744,036
                                                         ---------- ----------
Other assets
  Water rights--net (Note 2)............................    110,130    109,008
  Deferred offering costs...............................    199,327    201,506
  Other--net (Note 2)...................................     53,317     78,552
                                                         ---------- ----------
      Total other assets................................    362,774    389,066
                                                         ---------- ----------
                                                         $3,386,374 $3,358,504
                                                         ========== ==========
          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------
Current liabilities
  Accounts payable...................................... $  152,557 $  122,477
  Accrued expenses (Note 2).............................    134,005    144,114
  Deposits..............................................     74,757     73,114
  Current maturities of long-term debt (Note 3).........    167,385    188,188
                                                         ---------- ----------
      Total current liabilities.........................    528,704    527,893
Long-term liabilities
  Long-term debt (Note 3)...............................  1,417,336  1,357,511
  Deferred income taxes (Note 5)........................     61,219     61,219
                                                         ---------- ----------
      Total liabilities.................................  2,007,259  1,946,623
                                                         ---------- ----------
Commitments (Notes 3, 4 and 6)

Stockholders' equity (Note 7)
  Common stock, par value $.001 per share; 50,000,000
   shares authorized; 2,995,495 issued and outstanding..      2,995      2,995
  Additional paid-in capital............................    984,656    984,656
  Retained earnings.....................................    391,464    424,230
                                                         ---------- ----------
                                                          1,379,115  1,411,881
                                                         ---------- ----------
                                                         $3,386,374 $3,358,504
                                                         ========== ==========

                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF OPERATIONS

                                                         For the Three Months
                                 Years Ended March 31,      Ended June 30,
                                 ----------------------  ---------------------
                                    1999        1998        1999       1998
                                 ----------  ----------  ----------  ---------
                                                             (Unaudited)
Revenue
  Water and related............  $3,888,443  $3,211,807  $1,223,622  $ 878,463
  Rentals......................      48,944      49,288      12,900     10,900
  Pool.........................      99,435      68,349      18,259     23,329
                                 ----------  ----------  ----------  ---------
  Net revenue..................   4,036,822   3,329,444   1,254,781    912,692
Cost of goods sold exclusive
 of depreciation and
 amortization..................     546,900     501,288     211,605    123,837
                                 ----------  ----------  ----------  ---------
Gross profit...................   3,489,922   2,828,156   1,043,176    788,855
                                 ----------  ----------  ----------  ---------
Operating expenses
  Salaries and related.........   1,539,275   1,310,303     449,365    347,276
  Administrative and general...     670,854     557,892     196,138    163,186
  Selling and delivery.........     615,853     422,462     243,233    156,164
  Depreciation and
   amortization................     314,800     277,914      78,070     64,309
                                 ----------  ----------  ----------  ---------
                                  3,140,782   2,568,571     966,806    730,935
                                 ----------  ----------  ----------  ---------
Operating income...............     349,140     259,585      76,370     57,920
                                 ----------  ----------  ----------  ---------
Other income (expense)
  Interest income..............      16,242       3,720       1,697      4,574
  Interest expense.............    (147,532)   (142,803)    (26,871)   (38,066)
  Loss on sale of assets.......         --       (2,871)        --         --
                                 ----------  ----------  ----------  ---------
                                   (131,290)   (141,954)    (25,174)   (33,492)
                                 ----------  ----------  ----------  ---------
Income before income taxes.....     217,850     117,631      51,196     24,428
                                 ----------  ----------  ----------  ---------
Provision for income taxes
 (Note 5)......................      79,736      34,403      18,430      7,144
                                 ----------  ----------  ----------  ---------
Net income.....................  $  138,114  $   83,228  $   32,766  $  17,284
                                 ==========  ==========  ==========  =========
Basic earnings per share.......  $     0.05  $     0.03  $     0.01  $    0.01
                                 ==========  ==========  ==========  =========
Weighted average number of
 shares outstanding............   2,995,495   2,695,495   2,995,495  2,923,756
                                 ==========  ==========  ==========  =========


                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

    Year Ended March 31, 1999 and the Three Months Ended June 30, 1999

                                          Common Stock   Additional
                                        ----------------  Paid-in   Retained
                                         Shares   Amount  Capital   Earnings   Total
                                        --------- ------ ---------- -------- ----------

Balance--March 31, 1998.............    2,695,495 $2,695  $294,875  $253,350 $  550,920

Sale of common stock (Note 7).......      300,000    300   689,781       --     690,081

Net income for the year.............          --     --        --    138,114    138,114
                                        --------- ------  --------  -------- ----------

Balance--March 31, 1999.............    2,995,495  2,995   984,656   391,464  1,379,115

Net income for the period
 April 1, 1999 to June 30,
 1999 (unaudited)...................          --     --        --     32,766     32,766
                                        --------- ------  --------  -------- ----------

Balance--June 30, 1999
 (unaudited)........................    2,995,495 $2,995  $984,656  $424,230 $1,411,881
                                        ========= ======  ========  ======== ==========




                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF CASH FLOWS

                                                             For the Three
                                                              Months Ended
                                   Years Ended March 31,        June 30,
                                   ----------------------  -------------------
                                     1999        1998        1999      1998
                                   ---------  -----------  --------  ---------
                                                              (Unaudited)
Cash flows from operating
 activities
 Net income....................... $ 138,114  $    83,228  $ 32,766  $  17,284
                                   ---------  -----------  --------  ---------
 Adjustments to reconcile net
  income to net cash provided by
  operating activities--
  Depreciation and amortization...   314,800      277,914    78,070     64,309
  Loss on sale of asset...........       --         2,871       --         --
  Deferred income taxes...........     6,958       14,720       --         --
  Changes in certain assets and
   liabilities--
   Accounts receivable............  (128,469)    (221,480)   (9,947)   (21,037)
   Inventories....................   (82,563)     (30,153)   21,179     13,973
   Prepaid expenses and other.....    15,207      (37,420)    6,235     40,000
   Accounts payable...............    22,810       31,944   (30,080)    40,278
   Accrued expenses...............    54,875      (10,765)   10,109     18,519
   Deposits.......................    25,579       15,620    (1,643)    (2,176)
   Other..........................       --           --    (17,400)       --
                                   ---------  -----------  --------  ---------
                                     229,197       43,251    56,523    153,866
                                   ---------  -----------  --------  ---------
    Net cash provided by operating
     activities...................   367,311      126,479    89,289    171,150
                                   ---------  -----------  --------  ---------
Cash flows from investing
 activities
 Purchase of property, plant and
  equipment.......................  (388,161)    (535,578)  (46,206)  (300,629)
 Proceeds from sale of asset......       --         2,750       --         --
 Purchase of other assets.........    (4,221)         --     (9,286)       --
                                   ---------  -----------  --------  ---------
    Net cash flows used in
     investing activities.........  (392,382)    (532,828)  (55,492)  (300,629)
                                   ---------  -----------  --------  ---------
Cash flows from financing
 activities
 Net (payments) proceeds from
  line-of-credit..................   (40,000)      40,000       --     (40,000)
 Additions to long-term debt......       --     1,500,000       --      41,050
 Payments on long-term debt.......  (134,410)  (1,288,474)  (39,022)   (61,086)
 Loan fees and origination cost...       --       (19,776)      --         --
 Proceeds from sale of common
  stock...........................   825,000          --        --     825,000
 Costs related to issuance of
  common stock....................  (134,919)         --        --    (134,919)
 Deferred offering cost...........  (199,327)         --     (2,179)       --
 Restricted cash..................       --           --        --    (150,000)
                                   ---------  -----------  --------  ---------
    Net cash flows provided by
     (used in) financing
     activities                      316,344      231,750   (41,201)   480,045
                                   ---------  -----------  --------  ---------
 Net increase (decrease ) in
  cash............................   291,273     (174,599)   (7,404)   350,566
 Cash--beginning of period........    70,166      244,765   361,439     70,166
                                   ---------  -----------  --------  ---------
 Cash--end of period.............. $ 361,439  $    70,166  $354,035  $ 420,732
                                   =========  ===========  ========  =========

Supplemental disclosures of cash flow information:

  Cash paid during the year for interest was $147,532 and $142,803 (March 31, 1999 and 1998, respectively) and $26,871 and $38,066 (June 30, 1999 and
  1998, respectively).

  Cash paid during the year for income taxes was $34,426 and $33,844 (March 31, 1999 and 1998, respectively) and $0 and $14,011 (June 30, 1999 and
  1998 respectively).

  Supplemental disclosure of noncash investing activity:
  During the years ended March 31, 1999 and 1998, equipment was acquired through a capital lease for $164,306 and $41,050, respectively.

  See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

Note 1--Organization and Summary of Significant Accounting Policies

 Organization

   Eldorado Artesian Springs Inc. (the "Company") is a Colorado corporation which primarily sells bottled artesian spring water and rents water dispensers. The Company also rents housing, and during the summer months, it operates a natural artesian spring pool. The Company grants credit to its customers, substantially all of whom are located in Colorado.

 Interim Financial Statements

   In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at June 30, 1999 and the results of its operations and changes in cash flows for the three months ended June 30, 1999 and 1998. The results of operations for the three months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

 Cash

   The Company places its cash with high credit quality financial institutions. On occasion, the amount in the bank may exceed the Federal Deposit Insurance Corporation's (FDIC) insurance limit.

 Inventories

   Inventories consist primarily of water bottles and packaging and are stated at the lower of cost or market, on a first-in, first-out basis.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Machinery, equipment, furniture and fixtures are depreciated using various methods over their estimated useful lives which range from three to seven years. Buildings and improvements are depreciated using the straight-line method over their estimated useful lives which range from fifteen to thirty-nine years.

 Other Assets

   Other assets consisting of water rights, customer list, loan fees, and plate costs are carried at cost and are being amortized on the straight-line basis over five to forty years.

 Deposits

   Deposits consist primarily of deposits on bottles.

 Deferred Offering Costs

   As of June 30, 1999, the Company was attempting to complete a secondary public offering. Expenses related to this offering have been accounted for as deferred offering costs. If the offering is successful, such costs will be charged against the gross proceeds received. If at any time it becomes probable that the offering will not be consummated or after an unreasonable postponement, such costs will be expensed.

                        ELDORADO ARTESIAN SPRINGS, INC.

 Revenue and Expense

   Revenue is recognized on the sale of its products as customer shipments are made. Returns are recognized when the product is received. Rental revenue is recognized on a monthly basis upon commencement of the lease agreement.

 Stock Based Compensation

   The Company has adopted SFAS 123 "Accounting for Stock-Based Compensation" (SFAS 123), which requires disclosure of the fair value and other characteristics of stock options (Note 7). The Company has chosen under the provisions of SFAS 123 to continue using the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25).

Basic Earnings Per Share

   During the year ended March 31, 1999, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). SFAS 128 established new definitions for calculating and disclosing basic and diluted earnings per share. Basic earnings per share is based upon the weighted average number of shares outstanding as defined in SFAS 128. No diluted earnings per share is presented as no there are no potential dilutive common shares.

 Reclassifications

   Certain amounts for the year ended March 31, 1998 and three months ended June 30, 1998, have been reclassified to conform with the 1999 presentation.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

   The carrying amounts of financial instruments including cash, accounts receivable, line-of-credit, accounts payable, deposits and accrued expenses approximated fair value as of March 31, 1999 and June 30, 1999 because of the relatively short maturity of these instruments.

   Due to rates currently available to the Company for debt which are similar to terms on the remaining maturities, the fair value of existing debt approximates carrying value.

 Advertising Costs

   Advertising costs are expensed as incurred.

                        ELDORADO ARTESIAN SPRINGS, INC.

Note 2--Selected Balance Sheet Information

                                                        March 31,    June 30,
                                                          1999         1999
                                                       -----------  -----------
                                                                    (Unaudited)
Accounts receivable
  Trade............................................... $   645,969  $   657,963
  Less allowance for doubtful accounts................     (30,000)     (30,000)
                                                       -----------  -----------
                                                       $   615,969  $   627,963
                                                       ===========  ===========
Property, plant and equipment
  Land................................................ $   225,194  $   225,194
  Buildings and improvements..........................   1,166,289    1,179,684
  Machinery and equipment.............................   2,128,575    2,150,800
  Vehicles............................................      19,831       19,831
  Office furniture and fixtures.......................     150,061      160,647
                                                       -----------  -----------
                                                         3,689,950    3,736,156
  Less accumulated depreciation.......................  (1,916,623)  (1,992,120)
                                                       -----------  -----------
                                                       $ 1,773,327  $ 1,744,036
                                                       ===========  ===========
Other assets
  Water rights........................................ $   179,500  $   179,500
  Less accumulated amortization.......................     (69,370)     (70,492)
                                                       -----------  -----------
                                                       $   110,130  $   109,008
                                                       ===========  ===========
  Customer lists, loan fees and other................. $    70,892  $    80,177
  Deposits............................................         --        17,400
  Less accumulated amortization.......................     (17,575)     (19,025)
                                                       -----------  -----------
                                                       $    53,317  $    78,552
                                                       ===========  ===========
Accrued expenses
  Property taxes...................................... $    17,194  $     8,215
  Sales tax...........................................      12,217       13,051
  Income taxes........................................      54,946       29,589
  Payroll and payroll taxes...........................      49,648       93,259
                                                       -----------  -----------
                                                       $   134,005  $   144,114
                                                       ===========  ===========

Note 3--Long-Term Debt

 Notes Payable to Bank

                                                          March 31,   June 30,
                                                             1999       1999
                                                          ---------- -----------
                                                                     (Unaudited)
Note payable to bank due June 20, 2012, interest at bank
 prime plus .5% (8.25% at March 31, 1999 and June 30,
 1999). Monthly principal and interest payments of
 $12,244 with all unpaid principal and interest due at
 maturity. Collateralized by substantially all assets of
 the Company and assignment of rents....................  $1,126,050 $1,111,497
Note payable to bank due June 20, 2002, interest at bank
 prime plus 1.25% (9% at March 31, 1999 and June 30,
 1999). Monthly principal and interest payments of
 $6,346 with all unpaid principal and interest due at
 maturity. Collateralized by substantially all assets of
 the Company and assignment of rents....................     211,208    197,227

                        ELDORADO ARTESIAN SPRINGS, INC.

                                                         March 31,   June 30,
                                                            1999       1999
                                                         ---------- ----------
   Capital Leases
   Capital lease for equipment. Monthly minimum lease
    payments of $3,159, due April 1, 2002...............    102,633     94,824
   Capital lease for equipment. Monthly minimum lease
    payments of $3,274, due April 25, 2001..............    144,830    142,152
                                                         ---------- ----------
                                                         $1,584,721 $1,545,700
                                                         ========== ==========

   The cost of equipment under capital lease at March 31, 1999 and June 30, 1999 was $307,612 with accumulated depreciation of $24,180 and $30,225, respectively.

   Future maturities of long-term debt:

                                                 Notes     Capital
   Year Ending March 31,                        Payable     Leases     Total
   ---------------------                       ----------  --------  ----------
     2000                                      $  105,928  $100,339  $  206,267
     2001                                         116,341   100,339     216,680
     2002                                         127,778    81,270     209,048
     2003                                          80,564    15,286      95,850
     2004                                          68,289       --       68,289
     Thereafter...............................    838,358       --      838,358
                                               ----------  --------  ----------
                                                1,337,258   297,234   1,634,492
     Less amount representing interest                --    (49,771)    (49,771)
                                               ----------  --------  ----------
     Total principal..........................  1,337,258   247,463   1,584,721
     Less current portion.....................   (105,928)  (61,457)   (167,385)
                                               ----------  --------  ----------
                                               $1,231,330  $186,006  $1,417,336
                                               ==========  ========  ==========

Note 4--Line-of-Credit

   The Company entered into an agreement with a bank for a line-of-credit of $500,000 due November 3, 1999. The interest rate is calculated at prime plus 0.5% which was 8.25% at March 31, 1999. Interest is payable monthly and the line is collateralized by substantially all of the assets of the Company. There was no outstanding balance at March 31, 1999 and June 30, 1999.

Note 5--Income Taxes

   The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

                        ELDORADO ARTESIAN SPRINGS, INC.

   The net current and long-term deferred tax in the accompanying balance sheet includes the following deferred tax assets and liabilities.

                                                           March 31,  June 30,
                                                             1999       1999
                                                           --------- -----------
                                                                     (Unaudited)
   Current deferred tax asset.............................  $18,169    $18,169
   Current deferred tax liability.........................      --         --
                                                            -------    -------
   Net current deferred tax asset.........................  $18,169    $18,169
                                                            =======    =======
   Long-term deferred tax asset...........................  $   --     $   --
   Long-term deferred tax liability.......................   61,219     61,219
                                                            -------    -------
   Net long-term deferred tax liability...................  $61,219    $61,219
                                                            =======    =======

   The provision for income taxes is summarized as follows:

                                                                  For the Three
                                                   For the Years   Months Ended
                                                  Ended March 31,    June 30,
                                                  --------------- --------------
                                                   1999    1998    1999    1998
                                                  ------- ------- ------- ------
                                                                   (Unaudited)
   Current....................................... $72,778 $19,683 $15,430 $4,644
   Deferred......................................   6,958  14,720   3,000  2,500
                                                  ------- ------- ------- ------
     Total....................................... $79,736 $34,403 $18,430 $7,144
                                                  ======= ======= ======= ======

Note 5--Income Taxes (continued)

   The following is a reconciliation of income taxes at the Federal Statutory rate with income taxes recorded by the Company.

                                                               For the Three
                                              For the Years     Months Ended
                                             Ended March 31,      June 30,
                                            ----------------- ----------------
                                              1999     1998     1999    1998
                                            -------- -------- -------- -------
                                                                (Unaudited)

Computed income taxes at statutory rate--
 net of surtax............................. $ 73,036 $ 31,503 $ 17,430 $ 6,544
State income taxes, net of Federal income
 tax benefit and other.....................    6,700    2,900    1,000     600
                                            -------- -------- -------- -------
                                             $79,736 $ 34,403 $ 18,430 $ 7,144
                                            ======== ======== ======== =======

   Income tax amounts for unaudited periods are calculated using estimates based on projected year end income.

   Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                         March 31,   June 30,
                                                           1999        1999
                                                         ---------  -----------
                                                                    (Unaudited)

Differences related to fixed assets..................... $ (56,624)  $(56,624)
Differences related to other assets.....................    (4,595)    (4,595)
Allowance for doubtful accounts.........................    10,899     10,899
Alternative minimum tax and ITC credit carryforward.....     7,270      7,270
                                                         ---------   --------
                                                         $(43,050)   $(43,050)
                                                         =========   ========

                        ELDORADO ARTESIAN SPRINGS, INC.

Note 6--Commitments

   The Company has various long-term leases for delivery trucks and equipment. The following is a schedule by year of future minimum lease payments as of March 31, 1999.

                                                                         March
                                                                          31,
   Year Ending March 31,                                                  1999
   ---------------------                                                --------
     2000.............................................................  $199,000
     2001.............................................................   144,000
     2002.............................................................   105,000
     2003.............................................................    95,000
     2004.............................................................    85,000
     Thereafter.......................................................    93,000
                                                                        --------
                                                                        $721,000
                                                                        ========

   Total rental expense for the years ended March 31, 1999 and 1998 was approximately $222,000 and $134,000, respectively. Total rent expense for the three months ended June 30, 1999 and 1998 was approximately $56,600 and $48,000, respectively.

Note 7--Stockholders' Equity

 Reverse Stock Split

   On April 1, 1998, the Company filed with the state to amend its articles of incorporation to reflect a 12 to 1 reverse stock split that was previously approved by a vote of the shareholders. Accordingly, all weighted average share and per share information throughout the financial statements has been restated for periods prior to the reverse split.

 Private Placement

   On April 22, 1998, the Company completed a private placement of 300,000 shares of common stock at $2.75 per share. The Company received proceeds net of offering costs of approximately $690,000 from the private placement.

   In connection with the private placement, the Company issued a warrant to purchase 30,000 and 250,000 shares of common stock at $3.30 and $11.00 per share, respectively. Both warrants are exercisable beginning October 22, 1999 and expire on April 22, 2003.

 Stock Option Plan

   On May 19, 1998, the Company registered 875,000 shares of common stock of the Company pursuant to the 1997 stock option plan (the Plan). The Plan provides for the grant of stock options to employees, directors and consultants of the Company. From time to time, the board may grant options to advance the interest of the Company.

   As of June 30, 1999, 504,000 options were outstanding, of which 153,200 are fully vested. Of the options outstanding, 343,000 were issued on May 26, 1998 and 150,000 were issued on December 7, 1998, with an option price of $2.75 per share, and 11,000 were issued on May 1, 1999, with an option price of $4.25, fair market value at the date of grant. Of the remaining 350,800 options, 37,500 vest in fiscal year end 2000, 71,900 in 2001, 75,100 in 2002, 79,300 in
2003, 45,000 in 2004, 13,000 in 2005, 14,000 in 2006 and 15,000 in 2007.
Options will terminate no later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service.

                        ELDORADO ARTESIAN SPRINGS, INC.

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income and income per share would have been decreased to the pro forma amounts indicated below:

                                                              For the Three
                                             For the Years     Months Ended
                                            Ended March 31,      June 30,
                                            ---------------  -----------------
                                             1999    1998     1999      1998
                                            ------- -------  -------  --------
                                                               (Unaudited)
   Net income--as reported................  138,114  83,228   32,766    17,284
   Net income (loss)--pro forma...........   16,470 (41,096) (28,003) (107,040)
   Basic income per share--as reported....      .05     .03      .01       .01
   Basic income (loss) per share--pro
    forma.................................      .01    (.02)    (.01)     (.04)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 1%; discount rate of 5.0% and expected lives of 10 years.

Note 8--Profit Sharing Plan

   The Company has adopted a 401(k) profit sharing plan for its employees. Employees become eligible to participate in the plan once they have completed one year of service and have reached 21 years of age. Contributions by the Company and employees vest immediately. The Company matches 100% of employees contributions up to 3% of the employees gross pay. During the years ended March 31, 1999 and 1998, the Company matched approximately $24,000 and $13,000, respectively. No profit sharing contributions were approved by the Board of Directors for the years ended March 31, 1999 and 1998.

                                [COLOR PHOTO]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, sales person or any other person is authorized to give any information or to make any representation other than those contained in this prospectus in connection with this offering. You may not rely on such information or representations as having been given or made by Eldorado or any underwriter. This prospectus is not an offer to sell or a solicitation of an offer to buy the securities in any state where such offer or solicitation is not permitted. Delivery of this prospectus or any sale of the securities is not an indication that Eldorado's business has not changed since the date of this prospectus or that information in the prospectus is correct as of any time after the date of this prospectus.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Eldorado Artesian Springs................................................   1
Key Facts................................................................   2
Summary of Financial Information.........................................   2
Risk Factors.............................................................   3
Forward-Looking Information and Associated Risks.........................   6
Additional Information...................................................   6
Use of Proceeds..........................................................   7
Determination of the Offering Price......................................   7
Price Range of Common Stock..............................................   8
Dilution.................................................................   9
Capitalization...........................................................   9
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  10
Eldorado and its Business................................................  14
Management...............................................................  20
Principal Stockholders...................................................  23
Certain Relationships and Related Transactions...........................  23
Legal Proceedings........................................................  23
History of Security Placements...........................................  24
Description of Securities................................................  25
Shares Eligible for Future Sale..........................................  26
Underwriting.............................................................  27
Commission Position on Indemnification for Securities Act Liabilities....  30
Legal Matters............................................................  30
Experts..................................................................  30
Index to Financial Statements............................................ F-1

                               -----------------

   Dealer prospectus delivery obligation until       , 1999. All dealers
effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus as when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                700,000 shares

                                      of

                                 Common Stock



                               -----------------

                                  PROSPECTUS

                               -----------------

                        Mills Financial Services, Inc.

                                    , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

   The articles of incorporation and bylaws of Eldorado provide that Eldorado shall indemnify to the fullest extent permitted by Colorado law any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of Eldorado or is or was serving at the request of Eldorado in any capacity and in any other corporation, partnership, joint venture, trust or other enterprise. The Colorado Business Corporation Act (the Colorado Act) permits Eldorado to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interests of Eldorado or, if such officer or director was not acting in an official capacity for Eldorado, he or she reasonably believed the conduct was not opposed to the best interests of Eldorado. Indemnification is mandatory if the officer or director was wholly successful, on the merits or otherwise, in defending such proceeding. Such indemnification (other than as ordered by a court) shall be made by Eldorado only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors or of a committee of at least two disinterested directors, or by independent legal counsel or by the shareholders.

   In addition, the articles of incorporation provide for the elimination, to the extent permitted by Colorado law, of personal liability of directors to Eldorado and its shareholders for monetary damages for breach of fiduciary duty as directors. The Colorado Act provides for the elimination of personal liability of directors for damages caused by breach of fiduciary duty, except for liability based on the director's duty of loyalty to Eldorado, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring before the date such provision was added.

   Eldorado has acquired directors and officers liability insurance.

   See the second and third paragraphs of Item 28 on page II-2 below for information regarding the position of the Securities and Exchange Commission with respect to the effect of any indemnification for liabilities arising under the Securities Act.

Item 25. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated costs and expenses to be borne by Eldorado in connection with the offering described in the Registration Statement, other than underwriting Commissions and discounts.

   Registration Fee .................................................. $  1,342
   National Association of Securities Dealers, Inc. Fee...............      983
   Non-Accountable Expense Allowance..................................  126,000
   Legal Fees and Expenses............................................   50,000
   Accounting Fees and Expenses.......................................   25,000
   Printing and Engraving Expenses....................................   35,000
   Blue Sky Fees and Expenses.........................................   15,000
   Transfer Agent's and Registrar's Fees..............................    1,000
   Market Listing Fees................................................   10,000
   Other..............................................................      675
                                                                       --------
     Total............................................................  265,000

Item 26. Recent Sales of Unregistered Securities.

   The Registrant sold the following unregistered securities during the past three years.

   During 1998, the following transaction occurred:

     (1) On April 22, 1998, Eldorado sold 300,000 shares of its common stock to accredited investors through Mills Financial Services, Inc. for the aggregate offering price of $825,000. Eldorado believes such transaction was private in nature and was exempt from the registration requirements of
  Section 5 of the Securities Act of 1933 (the Securities Act) because of the exemption contained in Section 4(2) of the Securities Act and Rules 505 and 506 of Regulation D.

Item 27. Exhibits

   Exhibit
   Number                         Description of Exhibit
   -------                        ----------------------
     1.1   Form of Underwriting Agreement between Eldorado and the underwriter, as amended.*

     1.2   Form of warrant to be issued to the underwriter*

     3.1   Articles of Incorporation, as amended, incorporated by reference to
            Exhibit 3.1 filed with Eldorado's Form 10-KSB for the fiscal year ended March 31, 1998

     3.2   Bylaws of Eldorado, as amended*

     4.1   Form of certificate for shares of common stock*

     5.1   Opinion of Chrisman, Bynum & Johnson, P.C.*

    10.1   Eldorado Artesian Springs, Inc. 1997 Stock Option Plan, as amended
            July 1, 1999*

    10.2   Promissory Note with First National Bank of Boulder County dated
            June 27, 1997*

    10.3   Deed of Trust to secure a loan from First National Bank of Boulder
            County dated June 27, 1997*

    10.4   Water Augmentation Agreement dated December 8, 1998*

    10.5   Extension Agreement dated May 19, 1999*

    23.1   Consent of Ehrhardt Keefe Steiner & Hottman PC

    23.2 Consent of Chrisman, Bynum & Johnson, P.C. (included in its opinion filed as Exhibit 5.1)

    24.1   Power of Attorney (included in signature page of original filing)

--------
*  Previously filed

Item 28. Undertakings.

   The undersigned small business issuer will provide to the underwriter at the closing named in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   If a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned small business issuer will:

     (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer according to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and has caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, Colorado, on the 11th day of August, 1999.

                                          ELDORADO ARTESIAN SPRINGS, INC.

                                                 /s/ Douglas A. Larson
                                          By: _________________________________
                                                     Douglas A. Larson,
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

   According to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates shown.

               Signature                          Title                  Date
               ---------                          -----                  ----

       /s/ Douglas A. Larson            President, Chief Executive     August 11,
_______________________________________  Officer, Director               1999
           Douglas A. Larson

                   *                    Vice President and            August 11,
_______________________________________  Secretary, Director             1999
            Kevin M. Sipple

                   *                    Director                      August 11,
_______________________________________                                  1999
           Jeremy S. Martin

      /s/ Cathleen M. Collins           Chief Financial Officer       August 11,
_______________________________________  (Principal Accounting           1999
          Cathleen M. Collins            Officer)

                   *                    Director                      August 11,
_______________________________________                                  1999
           George V. Schmidt

                   *                    Director                      August 11,
_______________________________________                                  1999
           Don P. Van Winkle

       /s/ Douglas A. Larson
*By: __________________________________
           Douglas A. Larson
           Attorney-in-Fact